合同编号： 1510201301100000242

Contract NO.: 1510201301100000242

国家开发银行股份有限公司
外汇贷款合同
China Development Bank Corporation

Foreign Exchange Facility Contract

项目名称：Yongye International Inc.（永业国际股份有限公司）退市融资项目

Name of Project: Financing for Going Private Acquisition of Yongye International Inc.

借 款 人：Yongye International Limited（永业国际有限公司）

Borrower: Yongye International Limited

贷 款 人：国家开发银行股份有限公司

Lender: China Development Bank Corporation

本合同由以下各方于 2013 年 9 月23日在中国呼和浩特市签订:

This contract (the "Contract") is entered into by and between the following parties on 23 September, 2013 in Hohhot, China.

借 款 人：Yongye International Limited（永业国际有限公司）

Borrower: Yongye International Limited

住 所：Harbour Place 103 South Church Street, P.O.Box 2582 Grand Cayman KY1-1103, Cayman Islands

Domicile: Harbour Place 103 South Church Street, P.O.Box 2582 Grand Cayman KY1-1103, Cayman Islands

董 事：吴子申

Director: Mr. Wu Zishen

邮政编码：KY1-1103

Zip Code: KY1-1103

电 话：+86 10 8232-8866

Telephone Number: +86 10 8232-8866

传 真：+86 10 8231-1797

Fax Number: +86 10 8231-1797

贷 款 人：国家开发银行股份有限公司

Lender: China Development Bank Corporation

住　　所：北京市西城区阜成门外大街 29 号

Domicile: No. 29 Fuchengmenwai Street, Xicheng District, Beijing, the People's Republic of China

法定代表人：胡怀邦

Legal Representative: Mr. Huaibang Hu

邮政编码：　100037

Zip Code: 100037

经办分行：　国家开发银行股份有限公司内蒙古自治区分行

Lending Office: China Development Bank Corporation Inner Mongolia Branch

分行住所：呼和浩特市新华东街 55 号

Domicile of Lending Office: No. 55 Xinhuadong Street, New District, Hohhot City

分行负责人：马　健

Legal Representative: Mr. Ma Jian

邮政编码：　010010

Zip Code: 010010

经　办　人：闫　炜

Authorized Representative: Ms. Yan Wei

电　　话：　0471-3310098

Telephone Number: 0471-3310098

传　真：0471-3310208

Fax Number: 0471-3310208

根据国家关于并购贷款的规定，Yongye International Limited（永业国际有限公司）作为借款人向国家开发银行股份有限公司（以下简称"贷款人"）申请并购贷款，拟并购目标企业 Yongye International, Inc.（永业国际股份有限公司）（以下简称"贷款"），贷款人同意向借款人提供并购贷款用于支付并购交易价款，以支持其并购交易。

Whereas, in accordance with the state rules on financing merger and acquisitions, Yongye International Limited (the "Borrower") requested China Development Bank Corporation (the "Lender") to extend a facility for the financing of its proposed acquisition of Yongye International, Inc. (the "**Facility**") and the Lender agrees to provide such Facility for use of payment of the purchase price;

遵照国家有关法律、法规的规定，贷款人与借款人遵循平等、自愿、公平和诚实信用原则，经协商一致，订立本合同。

Now therefore, in accordance with relevant laws and regulations, the Borrower and the Lender enter into this Contract after amicable consultations on the basis of the principles of equality, willingness, fairness and good-faith.

第一条 定义

Article 1 Definition
除本合同另有规定外，本合同中下列有关用语的定义如

下：

Unless otherwise provided for in this Contract, the following terms shall have the meanings ascribed to them below:

一、并购方：指通过并购实现实际控制目标企业的企业，在本合同中指借款人。

1. Acquiror: means the company to acquire control of the Target Company through the merger and acquisition, which refers to the Borrower in this Contract.

二、目标企业：指 Yongye International, Inc.（永业国际股份有限公司），系一家依据美国内华达州法律设立的公司。

2. Target Company: refers to Yongye International, Inc.（永业国际股份有限公司）, a company incorporated under the law of Nevada of the United States of America.

三、贷款人：指国家开发银行股份有限公司。

3. Lender: refers to China Development Bank Corporation.

四、借款人：Yongye International Limited。

4. Borrower: refers to Yongye International Limited.

五、本项目：指并购方根据并购协议的约定将其并购项目子公司并入目标企业并将目标企业变为其全资子公司并实现目标企业从纳斯达克证券交易所退市的并购项目。

5. Project: refers to the acquisition by the Acquiror of the Target Company by way of a merger of Merger Sub with and into the Target Company, pursuant to the terms of the Acquisition Agreement, with the Target Company to become its wholly owned subsidiary and to be delisted from NASDAQ.

六、贷款承诺金额：指贷款人同意向借款人提供的贷款金额。在本项目中金额为 21400 万美元，并可根据本合同条款减少或取消。

6. Commitment: means the amount of the Facility the Lender agrees to extend to the Borrower, the amount of which for the Project is US$ 214,000,000, as the same may be reduced or

cancelled pursuant to the terms and conditions of this Contract.

七、贷款余额：贷款人在本合同项下向借款人实际发放的而借款人尚未偿还的全部外汇贷款本金的总额。

7. Loan Balance: refers to the total amount of principal of the foreign exchange Facility which has been actually released to the Borrower but has not been repaid by the Borrower.

八、逾期金额：借款人逾期尚未偿还的本合同项下已经到期应付的贷款本息和费用。

8. Overdue Amount: refers to the principal, interest and fees which have been overdue and payable but have not been repaid or paid by the Borrower under this Contract.

九、挪用贷款：未按本合同约定用途使用的贷款。

9. Appropriated Loan: refers to the amount of Facility which is not used for the purposes provided for in this Contract.

十、提款日：指借、贷双方在本合同或借据中约定的将贷款资金转入借款人存款账户的日期。本合同项下的首次提款日即指提款日。

10. Withdrawal Date: refers to the date on which the proceeds of the Facility are transferred to the Borrower's Deposit Account as agreed upon by the Borrower and the Lender in this Contract or in an IOU. The First Withdrawal Date under this Contract refers to Withdrawal Date.

十一、提款期：指本合同第九条第一款规定的提款期。

11. Drawdown Period: refers to the Drawdown Period set forth in Section 9.1 of this Contract.

十二、还本日： 指本合同第十二条第一款规定的借款人须向贷款人归还部分本金的日期。

12. Principal Repayment Date: refers to a date on which the Borrower is obligated to repay part of the principal of the Facility in accordance with the provisions of Section 12.1 of this Contract.

十三、付息日：指本合同第五条第二款规定的借款人应向贷款人支付利息的日期。

13. Interest Payment Date: refers to a date on which the

Borrower is obligated to pay interest to the Lender in accordance with Section 5.2 of this Contract.

十四、最后还款日：指自提款日起满 60 个月的前一个营业日。

14. Final Repayment Date: refers to the Business Day immediately prior to the day falling 60 months after the Withdrawal Date.

十五、存款账户：指借款人在贷款人经办分行开立的、用于记载本合同项下贷款发放、本息偿还、支付费用以及结算业务等事项的账户。

15. Deposit Account: refers to the account opened by the Borrower with the Lending Office of the Lender for the purposes of recording release of the Facility, repayment of principal, payment of interest and fees and settling, etc.

十六、偿债资金专用账户：指借款人将在结算经办行开立的偿还本合同下贷款本息的专用账户。

16. Special Account for Loan Repayment: refers to the special account opened by the Borrower with the Settling Office for the purposes of repaying the principal and paying interest in respect of the Facility hereunder.

十七、分红账户：指永业农丰（定义见下文）将在贷款人经办分行开立的用以向境外股东支付红利的专用账户。

17. Dividend Payment Account: refers to the special account to be opened by Yongye Nongfeng (as defined below) with the Lending Office of the Lender for the purpose of remitting dividends to its shareholder(s) outside of China.

十八、收入归集账户：指永业农丰在贷款人指定的代理行开立的用于归集全部收入的账户。该账户应由永业农丰、贷款人以及该代理行实施三方监管。

18. Revenue Sweep Account: refers to the account to be opened by Yongye Nongfeng with an agent bank designated by the Lender for the purpose of sweeping all revenues. Such account shall be jointly supervised and managed by Yongye Nongfeng, the Lender

and such designated agent bank.

十九、项目账户：指借款人的存款账户及偿债资金专用账户；永业农丰的分红账户和收入归集账户。

19. Project Accounts: refers to the Deposit Account and the Special Account for Loan Repayment of the Borrower and the Revenue Sweep Account and Dividend Payment Account of Yongye Nongfeng.

二十、贷款人受托支付：指贷款人根据借款人的提款申请书和本合同第八条规定的文件，按照本合同约定的贷款用途通过经办分行将本合同项下贷款资金通过存款账户支付至借款人指定的本项目付款代理人的银行账户的行为。

20. Entrusted Payment by Lender: refers to the payment of proceeds of the Facility hereunder by the Lender from the Deposit Account to the bank account of the Pay Agent for the Project designated by the Borrower via the Lending Office in relation to the purposes of the Facility hereunder pursuant to the Borrower's drawdown request and documents provided for by Article 8 of this Contract.

二十一、结算经办行：根据有关协议，负责为借款人提供结算服务，并按要求监督本合同项下有关贷款资金使用的银行。本合同项下结算经办行为国家开发银行香港分行。

21. Settling Office: the bank which provides settling services to the Borrower and supervises the use of the Facility under this Contract on the basis of relevant contracts. The Settling Office hereunder shall be the Hong Kong Branch of China Development Bank Corporation.

二十二、营业日：仅就确定利率而言，指英国伦敦的银行对外营业的工作日；就美元付款而言，指纽约的银行对外营业之日；就任何其他方面而言，指中国北京及中国香港的银行均对外营业的工作日。

22. Business Day: in relation to the determination of any interest rate, refers to a day on which banks are open for general business in London of UK; in relation to any payment of US Dollars,

refers to a day on which banks are open for general business in New York; and for all other purposes, refers to a day on which banks are open for general business in both Beijing and Hong Kong.

二十三、担保人：指现在或将来为借款人在本合同项下的义务提供各种形式担保的实体或个人。截至本合同签署之日，担保人包括吴子申（持有号码为 G41135982 的中国护照）、钟兴梅（持有号码为 JX583520 的加拿大护照）、东荣（定义见下文）、Full Alliance（定义见下文）、借款人、目标企业（定义见下文）、Fullmax Pacific（定义见下文）、Asia Standard Oil（定义见下文）和包商银行（定义见下文）。

23. Guarantors: refers to the entities and/or individuals who are currently providing, or will in the future, provide various types of security to secure the Borrower's obligations under this Contract. As of the date of this Contract, the Guarantors include Mr. Wu Zishen (holder of Chinese passport No. G41135982), Ms. Zhong Xingmei (holder of Canadian passport No. JX583520), the Orient Blossom (as defined below), Full Alliance (as defined below), the Borrower, the Target Company (as defined below), Fullmax Pacific (as defined below), Asia Standard Oil (as defined below) and Baoshang Bank (as defined below). A Guarantor shall be any of them.

二十四、个人担保人：指担保人中的吴子申、钟兴梅中的任何人。

24. Individual Guarantor: refers to any of Mr. Wu Zishen, and Ms. Zhong Xingmei.

二十五、担保合同：指现在或将来担保人与贷款人签署的为借款人在本合同项下的义务提供各种形式担保的合同，包括其附件。就本合同中列明的担保人而言，"担保合同"指其将根据本合同第 23.1 条订立的担保合同（包括包商银行提供的保函）。

25. Guarantee Contracts: refers to various contracts (including their respective annexes) entered into by and between any Guarantor and the Lender now or in the future for the purpose of securing the Borrower's obligations under this Contract. In relation to the

Guarantors named in this Contract the term "Guarantee Contracts" refers to the Guarantee Contracts (including the letter(s) of guarantee provided by Baoshang Bank) to be entered into by them pursuant to Article 23.1 of this Contract.

二十六、LIBOR：指英国银行家协会公布的伦敦同业拆放利率，以每个利息期开始前两个营业日的伦敦时间上午 11 点路透终端相应版面公布的 6 个月美元 LIBOR 报价为准。

26. LIBOR: refers to the London Interbank Offered Rate for U.S. dollar LIBOR – 6-months as released by the British Bankers' Association, published by Reuters through relevant terminals as of 11.00 a.m. in London on the day which is two Business Days prior to each Interest Period.

二十七、关联方：指对借款人而言，借款人的下属公司或控股股东或控股股东的其他下属公司。对贷款人而言，指贷款人的下属公司、分行或其控股股东。

27. Affiliates: in relation to the Borrower, refers to a subsidiary of the Borrower or the controlling shareholder of the Borrower or any other subsidiary of such controlling shareholder. In relation to the Lender, refers to a branch or subsidiary of the Lender or the controlling shareholder of the Lender.

二十八、负债：指借款人或其关联方就其在银行或其他金融机构的借款、债券、票据、贷款债券、商业票据、任何承兑信贷或票据贴现信贷、根据其他具有借款或债务融资商业效果的任何交易所筹集的款项以及为第三方提供担保等事项而不时产生的任何债务。

28. Indebtedness: refers to any liabilities incurred from time to time by the Borrower or any of its Affiliates in relation to any loans borrowed from any bank or other financial institution, any bonds, notes, loan debentures, commercial papers, any acceptance credit or discounted note credit, amounts raised by any other transactions which are equivalent to borrowing or having the commercial effect of debt financing, and provision of security for any third party, etc.

二十九、借据：借款人根据贷款人提供的格式样本，在每

次提款时填写的借款凭据。

29. IOU: the document evidencing the money borrowed, which is completed by the Borrower in accordance with the templates provided by the Lender upon each drawdown.

三十、重大不利变化：指就借款人或任何担保人或任何发起人质押人而言，其业务、经营、财产或财务状况，在合理情况下导致或可能导致：(a) 借款人不能履行其在项目合同项下的重大义务，或(b)导致或可能导致借款人或任何担保人或任何发起人质押人不能履行其在本合同或任何担保合同或任何质押合同项下的重大义务，或(c)影响借款人或任何担保人或任何发起人质押人在本合同或任何担保合同或任何质押合同项下的重大责任的合法性、有效性、约束力或可执行性的任何变化。

30. Material Adverse Change: with respect to the Borrower or any Guarantor or any Sponsor Pledgor, refers to any change in its business, operation, property or financial conditions, which under reasonable circumstances results in or may result in any of the following: (a) failure of the Borrower to perform any of its material obligations under any Project Contract; or (b) failure of the Borrower or any Guarantor or any Sponsor Pledgor to perform any of its material obligations under this Contract or any Guarantee Contract or any Pledge Contract; or (c) affect the legality, validity, binding effect or enforceability of any material obligations of the Borrower or any Guarantor or any Sponsor Pledgor under this Contract or any Guarantee Contract or or any Pledge Contract.

三十一、项目资本金：指借款人股东缴纳的注册资本（如以现金出资，则由付款代理人（其定义见并购协议）出具证明确认已收到上述资金；如以目标企业的股份出资，则由借款人出具的证书证明）或者为借款人自有的非债务性资金，包括借款人资产负债表中所反映的所有者权益中的未分配利润、资本公积与盈余公积，以及非负债性、不需要借款人偿还的其他资金。

31. Project Capital: refers to the registered capital contributed by the shareholder(s) of the Borrower, which (in the case of capital to be contributed in cash) has been verified by a confirmation from the Pay Agent (being the "Paying Agent" as defined in the Acquisition Agreement) confirming the receipt of such funds and (in the case of capital to be contributed in the form of shares in the Target Company) has been verified by a certificate from the Borrower, or other non-debt funds which is owned by the Borrower, including undistributed profits, capital reserves and reserve surplus stated in the Owner's Equity on the Borrower's balance sheet, and other fund which is not debt, and does not need to be repaid by the Borrower.

三十二、并购协议：指并购方、并购项目子公司、Full Alliance和目标企业将签署的《合并计划与协议》，该协议的格式与内容须令贷款人满意(须合理行事)，且在签署前须经过贷款人书面确认。

32. Acquisition Agreement: refers to the "Agreement and Plan of Merger" to be entered into by and among the Acquiror, the Merger Sub, Full Alliance and the Target Company in form and substance satisfactory to the Lender (acting reasonably), which shall be conclusively confirmed by the Lender in writing prior to its execution.

三十三、并购交割日：指并购协议所定义的"交割日"。

33. Acquisition Closing Date: refers to the "Closing Date" under and as defined in the Acquisition Agreement.

三十四、并购生效时：指并购协议所定义的"生效时"。

34. Acquisition Effective Time: refers to the "Effective Time" under and as defined in the Acquisition Agreement.

三十五、并购项目子公司：指永业国际合并子公司， 一家由借款人全资拥有的美国内华达州公司。

35. Merger Sub: refers to Yongye International Merger Sub Limited, a Nevada company wholly owned by the Borrower.

三十六、借款人集团：指借款人及其直接或间接的子公司（包括，仅在并购生效时之后，包括目标企业集团成员）以及借款人为其直接或间接子公司的公司（但不包括MSPEA和Lead Rich及其各自的母公司）。借款人集团成员指借款人集团中的任何成员。为了避免歧义，东荣（定义见下文）属于借款人集团成员。

36. Borrower Group: refers to the Borrower, its direct and indirect subsidiaries (including, but only after the Acquisition Effective Time, each Target Group Member) and companies of whom the Borrower is a direct or indirect Subsidiary (but excluding MSPEA, Lead Rich and their direct or indirect parent company). Borrower Group Member refers to any member of the Borrower Group. For the avoidance of doubt，the Orient Blossom (as defined below) is a Borrower Group Member.

三十七、目标企业集团：指目标企业及其直接或间接的子公司。目标企业集团成员指目标企业集团中的任何成员。

37. Target Group: refers to the Target Company and its direct and indirect subsidiaries. Target Group Member refers to any member of the Target Group.

三十八、上市：指某一借款人集团成员的全部或部分股票首次公开发行并在香港联交所或任何其他知名证券交易所挂牌上市。

38. Listing: refers to the initial public offering and listing of all or any part of the shares of any Borrower Group Member on the Stock Exchange of Hong Kong or any other recognized stock exchange.

三十九、发起人：指在提款日对借款人的全部股权直接或间接拥有法定所有权或实益所有权的下列个人或实体：

39. Sponsors: refers to the following individuals or entities who directly or indirectly hold the legal or beneficial ownership of all the shares of the Borrower on the Withdrawal Date:

(一) Full Alliance International Limited, 一家根据英属维尔京群岛法律设立的有限责任公司（以下简称"Full Alliance"），在提款日对借款人的全部股权直接拥有法定所有权和实益所有权;

(1) Full Alliance International Limited ("Full Alliance"), a company with limited liability incorporated under the law of British Virgin Islands, which directly holds the legal and beneficial ownership of all the shares of the Borrower on the Withdrawal Date;

(二) 在提款日共同对借款人的全部股权间接拥有法定所有权或实益所有权的下列个人或实体:

(2) the following individuals or entities who jointly hold the indirect legal or beneficial ownership of all the shares of the Borrower on the Withdrawal Date

1. 吴子申

a. Mr. Wu Zishen;

2. 钟兴梅

b. Ms. Zhong Xingmei;

3. Orient Blossom Investments Limited 东荣投资有限公司（以下简称"东荣"），一家根据英属维尔京群岛法律设立的有限责任公司;

c. Orient Blossom Investments Limited (the "Orient Blossom"), a company with limited liability incorporated under the law of British Virgin Islands;

4. MSPEA Agriculture Holding Limited, 一家根据开曼群岛法律设立的有限责任公司（以下简称"MSPEA"）;

d. MSPEA Agriculture Holding Limited ("MSPEA"), a company with limited liability incorporated under the law of Cayman Islands;

5. Lead Rich International Limited，一家根据英属维尔京群岛法律设立的有限责任公司（以下简称"Lead Rich"）；和

e. Lead Rich International Limited ("Lead Rich"), a company with limited liability incorporated under the law of British Virgin Islands; and

（三）在提款日或之前对借款人的股权取得直接或间接的法定所有权或实益所有权的除本条以上列举的个人和实体以外的任何其他人。

(3) any other person other than the individuals and entities named above in this Section who acquires any legal or beneficial ownership of any equity interests of the Borrower prior to or on the Withdrawal Date, whether directly or indirectly.

"Sponsor" means any of them as the context may require.

四十、控制权变更：指在提款日或提款日之后：

40. Change of Control: refers to any of the following occurring on or after the Withdrawal Date:

（一）Full Alliance不再对借款人的全部股权直接拥有法定所有权和实益所有权；

(1) Full Alliance ceases to own directly all the shares of the Borrower legally and beneficially;

（二）吴子申先生不再直接或间接地实益拥有借款人不少于10.09%的股权；

(2) Mr. Wu Zishen ceases, directly or indirectly, to beneficially own at least 10.09% of the shares of the Borrower;

（三）吴子申先生和钟兴梅女士不再共同对东荣的全部股权直接拥有法定所有权和实益所有权；

(3) Mr. Wu Zishen and Ms. Zhong Xingmei cease to jointly directly own all the shares of Orient Blossom, legally and beneficially;

（四）东荣不再直接或间接实益拥有不少于借款人43.01%的股份；

(4) Orient Blossom ceases, directly or indirectly, to beneficially own at least 43.01% of shares of the Borrower;

（五）MSPEA不再直接或间接地实益拥有借款人不少于47.36%的股权；

(5) MSPEA ceases, directly or indirectly, to beneficially own at least 47.36% of the shares of the Borrower;

（六）Lead Rich 不再直接或间接地实益拥有借款人不少于9.64% 的股权;

(6) Lead Rich ceases, directly or indirectly, to beneficially own at least 9.64% of the shares of the Borrower;

如上述各方的实际持股比例不满足上述第(2)、(3)、(4)、(5) 及(6)款中的股份比例要求，但实际持股比例对应的数值（不包括百分号）低于上述条款中规定的股份比例对应的数值（不包括百分号）且两数值之差小于0.1，则应视为并未发生控制权变更。

Provided that there will not be a Change of Control hereunder if the percentages of the parties referred to in (2) , (3) , (4), (5) and (6) above are less than 0.1 lower than stated above.

在计算上述第(2)、(3)、(4)、(5)及(6)款中的比例时，由于: (i) 行使向（ａ）任一发起人或（ｂ）Full Alliance或借款人的管理层授予的权证或期权（卖出期权除外）或Full Alliance或借款人的管理层的任何关联方（包括为其设立的任何信托）; (ii) 根据Full Alliance或借款人的员工持股计划发行股份，或为了实施本合同第23.1.8条项下永业农丰的股权调整而向吴子申先生控制的实体发行股份; (iii) 任一借款人集团成员上市前股权融资(前提是吴子申先生、钟兴梅女士、东荣、MSPEA不得以任何方式在该融资中向第三方转让其届时直接或间接实益拥有的借款人的任何股份); (iv)任一借款人集团成员上市; (v)在任一借款人集团成员上市后，MSPEA或Lead Rich 转让其所直接或间接地实益拥有的借款人全部或部分股权; 及 (vi) Lead Rich根据本合同第二十一条第十款的规定出售Lead Rich签署的质押合同项下的Full Alliance股份，导致的任何相关当事方的持股比例发生变化的，不应考虑在内且不构成控制权变更。

For the purposes of calculating the percentages referred to in (2) ,

(3) , (4), (5) and (6) above any changes in percentage shareholdings of any of the relevant parties resulting from (i) the exercise of warrants or options (excluding put options) granted to (a) any of the Sponsors or (b) management of Full Alliance or the Borrower or any affiliates of management of Full Alliance or the Borrower (including trusts settled by or for the benefit of such persons); (ii) issues of shares under the ESOPs of Full Alliance or the Borrower or issues of shares for the purpose of the contemplated change of Yongye Nongfeng's shareholding under Section 23.1.8; (iii) pre- Listing equity financings by any Borrower Group Member (provided that none of Mr. Wu Zishen, Ms. Zhong Xingmei, Orient Blossom, and MSPEA shall transfer to any third party by any means in any such financing any shares of the Borrower he/she/it then beneficially owns, directly or indirectly); (iv) the Listing of any Borrower Group Member; (v) after completion of the Listing of any Borrower Group Member, the sale by MSPEA or Lead Rich of all or part of the shares in the Borrower it, directly or indirectly, beneficially owns; and （vi） the sale by Lead Rich of shares in Full Alliance which are subject to the Pledge Contract executed by Lead Rich pursuant to the Section 21.10 under this Contract shall be disregarded and will not constitute a Change of Control.

（七）在并购生效时或之后，借款人不再直接或间接地实益拥有任何目标企业集团成员的全部股权，但根据第二十一条第十款进行的出售或其它处置导致的除外；和/或

(7) At or after the Acquisition Effective Time, the Borrower ceases, directly or indirectly, to beneficially own all the shares of any Target Group Member other than pursuant to a sale or other disposal pursuant to Section 21.10; and/or

（八）在提款日或提款日之后，发起人不再直接或间接地控制借款人，或者在并购生效时或之后，不再直接或间接地共同控制任何目标企业集团成员，但根据第二十一条第十款进行的出售或其它处置导致的除外。

(8) On or after the Withdrawal Date, the Sponsors cease, directly or indirectly, to jointly control the Borrower, or, at or after the Acquisition Effective Time, the Sponsors cease, directly or indirectly, to jointly control any Target Group Member other than pursuant to a sale or other disposal pursuant to Section 21.10.

四十一、控制：指的是有权（以拥有股票、代理投票权、合同、代理或者其他方式）（1）任免另一实体的全部或多数董事或与董事同等的管理人员；或者（2）就另一实体的管理、财务或其他政策予以指导，且该另一实体的董事或与董事同等的管理人员有义务遵循该指导。

41. Control: refers to the power (by means of ownership of shares, proxy, contract, agency or otherwise) to: (1) appoint and/or remove all or the majority of the directors or other equivalent officers of another entity; or (2) direct the management, finance or other policies of another entity, with which the directors or other equivalent officers of such another entity are obliged to comply.

四十二、子公司：对任何公司而言，指：

42. Subsidiary: with respect to any company or corporation, refers to a company or corporation:

（一）被该公司直接或间接控制的公司；

(1) which is directly or indirectly controlled by the first mentioned company or corporation;

（二）其半数以上的已发行股本被该公司直接或间接实益拥有的公司；或者

(2) more than 50% issued share capital of which is directly or indirectly beneficially owned by the first mentioned company or corporation; or

（三）该公司的某一子公司的子公司。

(3) which is a Subsidiary of another Subsidiary of the first mentioned company or corporation.

四十三、Fullmax Pacific Limited，一家根据英属维尔京群岛法律设立的有限责任公司（以下简称"Fullmax Pacific"）。

43. Fullmax Pacific Limited ("Fullmax Pacific"), a company with limited liability incorporated under the law of British Virgin Islands.

四十四、Asia Standard Oil Limited，一家根据香港法律设立的有限责任公司（以下简称"Asia Standard Oil"）。

44. Asia Standard Oil Limited ("Asia Standard Oil"), a company with limited liability incorporated under the law of Hong Kong.

四十五、内蒙古永业生物技术有限责任公司，一家根据中国法律设立的有限责任公司（以下简称"内蒙永业"）。

45. Inner Mongolia Yongye Biotech Co., Ltd. ("Inner Mongolia Yongye"), a company with limited liability incorporated under the law of China.

四十六、内蒙古永业农丰生物科技有限责任公司，一家根据中国法律设立的中外合作经营企业（以下简称"永业农丰"）。

46．Inner Mongolia Yongye Nongfeng Biotech Co., Ltd. ("Yongye Nongfeng"), a company with limited liability incorporated under the law of China.

四十七、内蒙古永业富民生物科技有限责任公司，一家根据中国法律设立的有限责任公司（以下简称"永业富民"）。

47. Inner Mongolia Yongye Fumin Biotech Co., Ltd. ("Yongye Fumin"), a company with limited liability incorporated under the law of China;

四十八、专利权：指专利权人为永业农丰的名为"一种动物营养素及其制备方法"的发明专利（专利号：ZL2005 1 0118240.2）以及名为"一种植物生长营养液的制备方法"的发明专利（专利号：ZL2006 1 0131953.7）。

48. Patents: refer to two invention patents granted to Yongye Nongfeng named "a type of animal nutrition and its preparation method" (patent number: ZL2005 1 0118240.2) and "the preparation method of a type of botanic growth nutrition" (patent number: ZL2006 1 0131953.7).

四十九、包商银行股份有限公司呼和浩特分行，即根据中国法律设立的包商银行股份有限公司位于呼和浩特市的分支机构（以下简称"包商银行"）。

49. Baoshang Bank Limited Hohhot Branch ("Baoshang Bank"), a branch in Hohhot of Baoshang Bank Limited which is a commercial bank incorporated under the law of China.

五十、组织结构图：指借款人递交给贷款人的反映出并购生效时借款人集团和目标企业集团的组织结构的组织结构图。

50. Organizational Chart: refers to the organizational chart submitted by the Borrower to the Lender, which reflects the organizational structures of the Borrower Group and the Target Group as of the Acquisition Effective Time.

五十一、中国：指中华人民共和国，仅为本合同之目的，不包括香港、澳门特别行政区和台湾地区。

51. China: refers to the People's Republic of China, which, solely for the purpose of this Contract, shall exclude Hong Kong, Macau Special Administrative Region and Taiwan area.

五十二、香港：指中国香港特别行政区。

52. Hong Kong: refers to the Hong Kong Special Administrative Region of China.

五十三、项目合同：指并购协议及其他为实施本项目而订立的协议或合同，但不包括本合同以及与本合同相关的担保合同及质押合同。

53. Project Contracts: refers to the Acquisition Agreement and other agreements or contracts entered into for the purpose of implementing the Project, provided that this Contract and the Guarantee Contracts and the Pledge Contracts related to this Contract shall not be included.

五十四、重大违约：指

54. Major Default: refers to:

(a) 仅就任何借款人集团成员而言（不包括目标企业集团成员），违反第7条或第19.2、19.6、19.7、21.5、21.9、21.10、

21.11、21.12、21.13、21.15、21.16、21.17、21.18、21.19、21.22、21.23、21.24、21.25、21.26、21.29、21.30或21.31条中的借款人承诺，或仅就任何借款人集团成员而言（不包括目标企业集团成员）发生第24.1.1、24.1.2、24.1.3或24.1.4条提及的事件；或

(a) any breach with respect to any Borrower Group Member (other than a Target Group Member) only of any of the Borrower's covenants specified in Sections 7, or 19.2, 19.6, 19.7, 21.5, 21.9, 21.10, 21.11, 21.12, 21.13, 21.15, 21.16, 21.17, 21.18, 21.19, 21.22, 21.23, 21.24, 21.25, 21.26, 21.29, 21.30 or, 21.31 or the occurrence with respect to any Borrower Group Member (other than a Target Group Member) only of any event referred to in Sections 24.1.1, 24.1.2, 24.1.3 or 24.1.4; or

(b) 违反目标企业根据并购协议需要履行的义务，或目标企业做出的任何陈述或保证不准确或具有误导性并使借款人或并购项目子公司能够终止并购协议。

(b) the breach of any obligation required to be performed by the Target Company under the Acquisition Agreement or any representation or warranty made by the Target Company being incorrect or misleading and which in either case permits the Borrower or Merger Sub to terminate the Acquisition Agreement.

五十五、重大陈述和保证：指仅限于第17.1、17.2、17.3、17.4、17.5、17.7、17.8、17.9、17.11、17.12、17.14、17.15、17.16、17.18、17.19、17.20、17.21、17.22、17.24或17.27条规定的有关借款人或并购项目子公司的陈述或保证。

55. Major Representations and Warranties: refers to a representation or warranty with respect to the Borrower or the Merger Sub only under any of Sections 17.1, 17.2, 17.3, 17.4, 17.5, 17.7,17.8, 17.9, 17.11, 17.12, 17.14, 17.15, 17.16, 17.18, 17.19, 17.20, 17.21, 17.22, 17.24 or 17.27.

五十六、发起人质押人：指Lead Rich和MSPEA。

56. Sponsor Pledgors: refers to Lead Rich and MSPEA.

五十七、质押合同：指发起人质押人为借款人在本合同项下的义务提供担保而根据本合同第23.1条订立的股份质押合同。

57. Pledge Contracts: refers to the share pledges to be entered into by the Sponsor Pledgors pursuant to Section 23.1 of this Contract for the purpose of securing the Borrower's obligations under this Contract.

五十八、经办分行：指根据贷款人授权，具体负责本合同签订、贷后管理等相关事宜的贷款人分支机构。

58. Lending Office: refers to the Lender's branch which is in charge of the execution of this Contract and management of the Facility after disbursement and other matters in accordance with the Lender's authorization.

五十九、付款代理人：根据并购协议被指定为付款代理人的银行或信托公司。

59. Pay Agent: The bank or trust company which is appointed as paying agent pursuant to the terms of the Acquisition Agreement.

六十、重大投资变化:指任何单笔1000万美元以上或1年内累计5000万美元以上的投资变化。

60. Material Investment Change: refers to any single change of investment in excess of US$ 10 million or multiple changes of the investments with a cumulative amount within one year in excess of US$ 50 million.

六十一、营运成本的异常变化：指金额为1000万美元以上的或将导致重大不利变化的营运成本的变化。

61. Unusual Change of Operational Costs： refers to any change of operational costs in excess of US$ 10 million or would result in a Material Adverse Change.

六十二、重大仲裁、诉讼或行政程序：指涉及金额为100万美元以上的或将导致重大不利变化的仲裁、诉讼或行政程序。

62. Major Arbitration, Litigation or Administrative Proceeding: refers to any arbitration, litigation or administrative proceeding, the amount involved of which is in excess of US$ 1 million or would result in a Material Adverse Change.

六十三、重大争议：指涉及金额为100万美元以上的或将导致重大不利变化的争议。

63. Major Dispute: refers to any dispute, the amount involved of which is in excess of US$ 1 million or would result in a Material Adverse Change.

六十四、重大协议：指涉及金额为500万美元以上的协议。

64. Material Agreement: refers to any agreement, the amount involved of which is in excess of US$ 5 million.

六十五、海外账户税务合规法案：指

65. FATCA: refers to

（一） 1986年美国国内税收法典第1471条至1474条或任何相关法规或其它官方指南；

（1）sections 1471 to 1474 of the US Internal Revenue Code of 1986 or any associated regulations or other official guidance；

（二）任何在其它法域制定或与美国同其它法域所缔结的政府间条约相关的条约、法律、法规或其它官方指南，且该等法律文件（在任一情形下均）有助于上述第（一）项的实施；或

(2) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (1) above; or

（三）任何依据对上述第（一）项或第（二）项的实施同美国国内税务局、美国政府或任何其它法域的政府或税务机关签订的协议。

(3) any agreement pursuant to the implementation of paragraphs (1) or (2) above with the US Internal Revenue Service,

the US government or any governmental or taxation authority in any other jurisdiction.

六十六、海外账户税务合规法案扣减：指依据海外账户税务合规法案的要求从贷款合同、担保合同或质押合同下的支付款项中进行的扣减或预提。

66. FATCA Deduction: refers to a deduction or withholding from a payment under any of this Contract, the Guarantee Contracts or the Pledge Contracts required by FATCA.

六十七、美国纳税义务人：指

67. US Tax Obligor: refers to

（一）借款人（如果其为税收意义上的美国居民）；或

(1) the Borrower, if it is resident for tax purposes in the US; or

（二）本合同、担保合同或质押合同下的义务人，其在本合同、担保合同或质押合同下的部分或全部付款在美国联邦所得税意义上来源于美国。

(2) an obligor some or all of whose payment under any of this Contract, the Guarantee Contracts or the Pledge Contracts are from sources within the US for US federal income tax purposes.

第二条 贷款承诺金额

Article 2 Commitment

本合同项下贷款承诺金额为214,000,000美元（大写：贰亿壹仟肆佰万美元）。

The amount of the Commitment under this Contract shall be US$ 214,000,000 (in words two hundred and fourteen million US dollars).

对于已经偿还的贷款金额，借款人不得再次提取。

The Borrower is not allowed to withdraw any amount which has been repaid under this Contract again.

本合同生效后，对于双方于2012年12月26日签署的《国家开发银行股份有限公司外汇贷款合同》（合同编号：1510201201100000121）下借款人已经提取的贷款资金，借款

人应依据上述合同的有关约定于本合同项下贷款资金发放前提前偿还，有关贷款利息的支付以上述合同约定为准。

Once this Contract comes into effect, the Borrower shall prepay the loan under the China Development Bank Corporation Foreign Exchange Facility Contract (Contract NO.: 1510201201100000121) entered into by the Lender and the Borrower on December 26, 2012 in accordance with the terms thereof before the disbursement of the Facility under this Contract. Payment of interest on such loan shall be made in accordance with the provisions of the aforesaid contract.

第三条 贷款用途

Article 3 Purpose of the Facility

本合同项下贷款用于支付本项目的并购价款。

借款人不得挪用本合同项下贷款资金。

借款人挪用贷款资金的，应按照本合同的规定计付罚息。

The proceeds of the Facility shall be used for the payment of the acquisition price for the Project.

The Borrower shall not appropriate the proceeds of the Facility.

If the Borrower appropriates the proceeds of the Facility, punitive interests shall be accrued and paid by the Borrower in accordance with the provisions hereof.

第四条 贷款期限

Article 4 Term of Facility

本合同项下的贷款期限自本合同约定的首次提款日起，至本合同约定的最后一笔贷款的还本日（最后还款日）止，共计60 个月（含宽限期 12 个月,自本合同约定的首次提款日起算）。但是任何一笔提款的还本日均不得超过最后还款日。

The term of the Facility shall commence on the First Withdrawal Date, and end on the last Principal Repayment Date (i.e., the Final

Repayment Date), for a total term period of sixty (60) months (inclusive of a grace period of twelve (12) months, commencing from the First Withdrawal Date), provided, however, that the repayment date of any fund shall not be later than the Final Repayment Date.

第五条 贷款利率、利息及费用

Article 5 Interest Rate, Interest and Fees

一、 贷款利率

5.1 Interest Rate of the Facility

本合同的贷款年利率采用浮动利率，在公司（任意借款人集团成员）上市完成之前为 美元 6 个月 LIBOR+530BP，在公司（任意借款人集团成员）上市完成之后为美元 6 个月 LIBOR+480BP。

The annual interest rate of the Facility shall be floating interest rate, which shall be USD LIBOR – 6 months plus 530BP prior to the completion of the Listing of relevant company (any Borrower Group Member) and shall be USD LIBOR – 6 months plus 480BP after completion of the Listing of relevant company (any Borrower Group Member).

如果在每个利息期开始前两个营业日的伦敦时间收盘时路透终端相应版面仍未公布 6 个月美元 LIBOR 报价，贷款人可以在该利息期开始之前通知借款人适用中国人民银行于该利息期开始前一营业日公布的 6 个月美元贷款利率代替上述公式中的 6 个月美元 LIBOR。

If USD LIBOR – 6 months rate is not available on the Reuters terminals by the closing of business in London two Business Days prior to the commencement of each Interest Period, the Lender may, before commencement of such Interest Period, notify the Borrower to replace the USD LIBOR – 6 months stated in the above formula with the 6-month USD loan interest rate published by the People's Bank of China on the preceding Business Day of the commencement of such Interest Period.

二、利息期和付息日

5.2 Interest Period and Interest Payment Date

除首个利息期和最后一个利息期外，本合同约定的利息期为 6 个月），利息期从每一付息日当天起至下一付息日前一天止。首个利息期从提款日起至其后第一个付息日前一天止。最后一个利息期为最后一个还本日前的付息日当日起至最后一个还本日的前一日止。

Except for the first Interest Period and the last Interest Period, the term of Interest Periods herein shall be 6 months, each commencing from each Interest Payment Date to the day immediately preceding the next Interest Payment Date. The first Interest Period shall be from the Withdrawal Date to the day immediately preceding the first Interest Payment Date. The last Interest Period shall commence on the Interest Payment Date immediately prior to the last Principal Repayment Date and end on the day immediately preceding the last Principal Repayment Date.

本合同约定的付息日为 6 月 20 日和 12 月 20 日 。本合同项下最后一期付息日为本合同项下最后一笔贷款的还本日，利随本清。

The Interest Payment Dates herein shall be June 20th and December 20th. The last Interest Payment Date herein shall be the last Principal Repayment Date of the Facility, when all the accrued interests on the Facility and all the principal of the Facility shall be fully repaid at the same time.

如遇付息日为非营业日，则该付息日顺延至下一个营业日；但是，如果下一个营业日与该付息日不在同一月中，则该付息日提前至其前一个营业日。

If an Interest Payment Date is not a Business Day, such Interest Payment Date shall be postponed to the next Business Day; provided, however, if such next Business Day is not in the same calendar month as such Interest Payment Date, such Interest Payment Date shall be advanced to the immediately preceding Business Date.

三、利息的计算

5.3 Calculation of Interest

利息以贷款余额为基础，按实际日数计算，一年按 360 日计。

The interest shall be calculated based on the Loan Balance and calculated on a daily basis, with 360 days a year.

利息的计算公式为：贷款余额×贷款利率×相应利息期贷款实际发生天数÷360 日。

The formula for calculation of Interest shall be: Interest = Loan Balance × applicable Interest Rate × Total Number of Days in the relevant Interest Period ÷ 360

四、费用

5.4 Fees

（一）前端费

5.4.1 Up-front Fee

借款人同意向贷款人支付前端费 20 万美元。借款人应在本合同生效后的 60 日内将该前端费支付至贷款人指定的账户。该前端费在任何情形下均不予返还。

The Borrower agrees to pay the Lender an up-front fee in the amount of US$ 200,000, which shall be paid by the Borrower to a bank account designated by the Lender within sixty (60) days after this Contract comes into effect. Such up-front fee shall be non-refundable in any circumstances.

（二）承诺费

5.4.2 Commitment Fee

借款人同意按照本款规定向贷款人支付承诺费。承诺费的计算公式为：承诺费＝实际提款金额×承诺费年费率×实际提款金额实际发生天数÷360。承诺费年费率为 0.5%，提款金额实际

发生天数自本合同生效之日起开始计算至首次提款日止。借款人应在实际提款日后的 15 日内将上述承诺费支付至贷款人指定的账户。

The Borrower agrees to pay the Lender a commitment fee in accordance with the provisions of this Section 5.4.2: such commitment fee shall be calculated pursuant to the following formula: Commitment fee = the actual utilized amount of the Commitment × Rate of Commitment fee × Total Number of Days for the actual utilized amount of the Commitment ÷ 360. The rate of commitment fee shall be 0.5% per annum. The number of days for the utilized amount of the commitment fee shall be calculated commencing from the effective date of this Contract and ending on the First Withdrawal Date. The Borrower shall pay such commitment fee to a bank account designated by the Lender within 15 days of its withdrawal of the Facility.

借款人超过提款期经贷款人同意继续提款的，也应按照上述约定支付承诺费。

Where the Borrower withdraws the Facility beyond the Drawdown Period but the withdrawal is otherwise consented to by the Lender, the Borrower shall pay the Lender a commitment fee pursuant to the preceding paragraph.

第六条 逾期还款和挪用贷款的利息

Article 6 Interests for Overdue Payment and Appropriation of the Facility

一、若借款人未按本合同或借据的约定偿付到期的贷款本息和/或费用，贷款人将向借款人计收逾期利息，自该款项到期之日始，直至逾期款项归还为止，逾期利率为贷款利率加上 1%。

6.1 In the event that the Borrower fails to pay any due and payable principal, interest and/or fees as provided by this Contract or IOU, the Lender shall be entitled to collect penalty interest for such unpaid amount from the Borrower from the due date up to the date of actual payment thereof. The interest rate for any unpaid amount shall be 1% higher than the interest rate for the Facility . 逾期利息的计算公式为：逾期金额×逾期利率×逾期日数÷360 日。经贷款人要求，借款人应立即支付贷款人该等逾期利息。

The calculation formula for overdue interest shall be: Overdue Interest = Overdue Amount × Overdue Interest Rate × Total Number of Overdue Days ÷ 360. The penalty interest on any Overdue Amount shall be immediately payable on demand by the Lender.

二、若借款人未按本合同约定的用途使用贷款，贷款人将向借款人计收挪用贷款利息，自挪用之日始直至挪用行为得到纠正为止，挪用贷款罚息利率为贷款利率加上 3％。

6.2 In the event that the Borrower fails to use the Facility for the purposes provided for herein, the Lender shall be entitled to collect default interest on any Appropriated Loan from the Borrower from the date of appropriation until such failure is rectified. The interest rate on any Appropriated Loan shall be 3% higher than the interest rate for the Facility .

挪用贷款利息的计算公式为：挪用贷款金额×挪用贷款罚息利率×挪用日数÷360 日。经贷款人要求，借款人应立即支付贷款人该等挪用贷款罚息。

The calculation formula for the Interest on the Appropriated Loan shall be: Interest on the Appropriated Loan = Amount of Appropriated Loan ×Interest Rate on the Appropriated Loan × Total Number of Appropriation Days ÷ 360. Such default interest on any Appropriated Loan shall be immediately payable on demand by the Lender.

三、若到下一个付息日或还本日，借款人仍未偿付逾期金

额和/或挪用的贷款本息，贷款人将采用当期的相应罚息利率就逾期金额和/或挪用金额按利息期向借款人计收复利。该等复利亦应立即支付。

6.3 If the Borrower has still not paid any Overdue Amount and/or the appropriated principal and interest by the next Interest Payment Date or Principal Repayment Date, the Lender shall be entitled to collect compound interest from the Borrower applying the relevant penalty interest rate on the Overdue Amount and/or Appropriated Loan applicable in the relevant Interest Periods. Such compound interest shall be paid immediately.

四、所有逾期金额和挪用金额的当期罚息利率应随当期贷款利率浮动，分段计算利息。

6.4 The penalty interest rates for all Overdue Amount and Appropriated Loan for each period shall fluctuate with the applicable interest rate of the Facility in each such period, and the interest shall be calculated on the basis of each period.

五、如果同一笔贷款既逾期又挪用，罚息利率择其重者。

6.5 If any proceeds of the Facility are both appropriated and overdue in repayment, the higher between the penalty interest rate for appropriation and that for the Overdue Amount shall apply.

第七条 自筹资金

Article 7 Self-raised Capital

本项目中借款人须自筹的项目资本金应高于贷款承诺金额，其中包括发起人及其他方以现金和/或目标企业的证券的形式注入借款人的无义务偿还的资产。该项目资本金应在借款人按照本合同的约定提取本合同项下贷款资金前到位。

For the purpose of this Project, the Project Capital, which shall be raised by the Borrower, shall be more than the Commitment, including infusion to the Borrower of cash and/or securities of the

Target Company by the Sponsors and others, which the Borrower does not have any obligation to repay. Such Project Capital shall be raised and put in place before the withdrawal of the Facility by the Borrower pursuant to the terms of this Contract.

第八条 提款前提条件

Article 8 Conditions Precedent for Utilization

借款人提款的前提条件包括以下第一、二、三款全部内容，在提取贷款之前，以下每一条件应令贷款人合理满意地予以满足或者由贷款人以书面形式予以放弃：

The conditions precedent to the Borrower's withdrawal shall include all of the following under Section 8.1, 8.2 and 8.3 hereunder, each of which shall be satisfied to the reasonable satisfaction of the Lender or waived in writing by the Lender before the withdrawal of the Facility:

一、贷款人已收到以下文件或材料（若提供的文件非原件，提供方应提供真实、完整且清晰可读的复印件）：

8.1 The Lender shall have received the following documents or data (if any of the provided documents are not originals, the provider of the documents shall provide true, complete and legible copies thereof):

（一）基本文件 8.1.1 Basic Documents

1、为贷款人认可的借款人的公司注册证书、公司章程、公司股东名册、公司董事及高管名册、公司质押名册（如有）、开曼群岛公司登记机构出具的公司存续证明书（信誉良好证明书）；

(1) The Borrower's incorporation certificate, memorandum and articles of association, register of shareholders, register of directors and officers, pledge certificate (if any), certificate of good standing issued by the company registration authority of Cayman Islands;

2、根据成立地法律，符合惯例形式并为贷款人合理认可

的证明各个担保人（个人担保人除外）和各发起人质押人合法成立及有效存续的注册登记文件（存续期限应覆盖本合同贷款期限）；各个担保人（个人担保人及包商银行除外）的组织性文件（如章程、公司股东名册、公司董事及高管名册、公司质押名册（如有））；永业农丰最近三个会计年度经审计的财务报表以及永业富民最近两个会计年度经审计的财务报表；

(2) registration and incorporation certificates certifying the legal establishment and valid existence (the term of existence shall cover the term of this Contract) of each Guarantor (other than an individual Guarantor and Baoshang Bank) and each Sponsor Pledgor according to the law of the location of establishment; each Guarantor's constitutional documents (such as memorandum and articles of association, register of members, register of directors and register of charges (if any)) and audited financial statements for the past three years of Yongye Nongfeng and audited financial statements for the past two years of Yongye Fumin, all of which shall be in customary form and reasonably satisfactory to the Lender;

3、个人担保人的身份证明文件；

(3) Identity documents of the Individual Guarantors;

4、借款人的有关权力机构同意借款人签订和履行本合同、本合同约定的承诺函等其他有关文件的决议；

(4) Resolution of relevant corporate authority of the Borrower approving the Borrower to execute and perform this Contract, the Commitment Letters and other relevant documents required by this Contract;

5、借款人的授权代表签订本合同、本合同约定的承诺函等其他有关文件的授权书或其他相关公司授权文件，以及上述授权代表的签字样本；

(5) A Power of Attorney or other relevant corporate authority of the Borrower authorizing an authorized representative of the Borrower to execute this Contract, the Commitment Letters and other relevant documents on behalf of the Borrower, and the specimen of signatures of such authorized representative;

6、各个担保人（个人担保人除外）和各发起人质押人的有关公司权力机构同意该担保人和该发起人质押人签订和履行有关担保合同、质押合同、本合同约定的承诺函等其他有关文件的决议;

(6) Resolutions of relevant corporate authority of each Guarantor (other than an Individual Guarantor) and each Sponsor Pledgor approving such Guarantor and such Sponsor Pledgor to execute and perform relevant Guarantee Contract, Pledge Contract, Commitment Letters and other documents required by this Contract;

7、各个担保人（个人担保人除外）和各发起人质押人的授权代表签订有关担保合同、质押合同、本合同约定的承诺函等其他有关文件的授权书或其他相关公司授权文件、以及上述授权代表的签字样本;

(7) A Power of Attorney of each Guarantor (other than an Individual Guarantor) and each Sponsor Pledgor or other relevant corporate authority of such Guarantor or Sponsor Pledgor authorizing its authorized representative to execute the Guarantee Contract, Pledge Contract, Commitment Letters and other documents on behalf of such Guarantor or Sponsor Pledgor, and the specimen of signatures of such authorized representative;

8、借款人出具的关于其向贷款人就本合同提供的资料、文件和信息，无论是书面或口头的，无论通过何种形式，均为真实、有效、完整的（如为复印件、扫描件、传真件等，则其与原件一致），且不存在任何隐瞒、虚假、误导性陈述或重大遗漏的承诺函;

(8) A Commitment Letter issued by the Borrower representing that all information, documents and communications, whether in writing or verbal, relating to this Contract provided by the Borrower to the Lender, regardless of the means they were conveyed, are true, valid and complete (for photo copies, scanned copies and faxed copies, they are identical to the originals), and there has been no concealed or false information, misleading representation or gross omission.

9、各个担保人（包商银行除外）出具的关于其向贷款人就本合同提供的资料、文件和信息，无论是书面或口头的，无论通过何种形式，均为真实、有效、完整的（如为复印件、扫描件、传真件等，则其与原件一致），且不存在任何隐瞒、虚假、误导性陈述或重大遗漏的承诺函。

(9) Commitment Letters issued by each Guarantor (other than Baoshang Bank) representing that all information, documents and communications, whether in writing or verbal, relating to this Contract provided by such Guarantor to the Lender, regardless of the means they were conveyed, are true, valid and complete (for photo copies, scanned copies and faxed copies, such copies they are identical to the originals), and there has been no concealed or false information, misleading representation or gross omission.

10、各个发起人质押人出具的交割证明（各证明应符合贷款人和借款人在本合同之日前约定的形式）。

(10) Closing Certificate (in each case in the form agreed by the Lender with the Borrower prior to the date of this Contract) issued by each Sponsor Pledgor.

（二）担保及风险缓释措施有关文件

8.1.2 Documents related to Guarantee and Risk Relief Measures

1、本合同第二十三条所规定的应作为提款前提条件的以下文件:

（1）The following documents which shall be part of the conditions precedent to withdrawal as required by Article 23 of this Contract:

（1）本合同第二十三条第一款所规定的经所涉各方适当签署的担保合同、质押合同和承诺函;

(a) the Guarantee Contracts, the Pledge Contracts and Commitment Letters duly signed by the relevant parties as required by Article 23.1;

（2）关于永业农丰专利权的下列文件:

(b) the following documents related to the Patents of Yongye Nongfeng:

i. 发明专利证书复印件;

i. Photocopy of Patent Certificate;

ii. 专利登记簿副本复印件;

ii. Photocopy of the duplicate of the Patent Registery;

iii. 最近一期的专利年费缴费凭证复印件。

iii. Photocopy of the payment voucher of patent annual fee for the latest year.

（3）证明截至提款日吴子申先生按照借款人提出的且为贷款人认可的退市交易结构投资现金 1200 万美元通过东荣取得 Full Alliance1,818,182 股普通股的行为，已经根据中国有关外汇法律法规的规定获得其应取得的有关外汇批准和/或登记的证明文件;

(c) documents evidencing that as of the Withdrawal Date, Mr. Wu Zishen has obtained relevant foreign exchange approvals and/or registrations pursuant to relevant PRC foreign exchange administration laws and regulations in terms of subscription of 1,818,182 shares of Full Alliance through Orient Blossom with cash US$12 million under the privatization transaction structure as proposed by the Borrower and agreed by the Lender;

(4)其他在本合同中明确规定为提款前提条件的有关文件。

(d) any other relevant document that is expressly required by this Contract as a condition precedent for the withdrawal of the Facility.

2、本合同第十六条第四款所规定的经各方适当签署的三方账户监管协议。

（2） The triparty Account Supervision and Management Agreement required in Section 16.4 has been duly executed by the parties thereto.

3、本合同第十一条第三款所规定的经各方适当签署的结算资金及偿债资金委托监管协议。

(3) The Agreement of Supervision and Management of the Settlement and Loan Repayment Funds required in Section 11.3 has been duly executed by the parties thereto.

（三）本项目有关文件

8.1.3 Documents related to the Project

1、经并购方、并购项目子公司、Full Alliance 以及目标企业适当签署的，已经贷款人在其签署前对其形式和内容书面确认认可的并购协议;

(1) The Acquisition Agreement duly signed by the Acquiror, the Merger Sub, Full Alliance and the Target Company, in the form and substance accepted by the Lender in writing prior to its execution.

2、其他经有关各方适当签署的与本项目有关的文件;

(2) Other Project related documents duly signed by relevant parties thereto.

3、证明并购协议已经适当签署、并购方收购目标企业的行为已经目标企业股东大会按照并购协议中确定的必要公司表决权批准的有关文件;

(3) Relevant documents evidencing the Acquisition Agreement has been duly signed, and the Acquiror's acquisition of the Target Company has been approved by the Requisite Company Vote (as defined in the Acquisition Agreement) of the shareholders meeting of the Target Company.

4、根据有关国家的法律，证明并购方收购目标企业的行为已经有关政府监管部门批准的文件。此外，借款人应向贷款人提交经其合法授权代表签署的证明，说明美国证券交易委员会已经通知借款人其对根据美国联邦证券法律法规规定所作出的信息披露无进一步的意见，并附上美国证券交易委员会的有关意见和回复（如有）;

(4) Documents evidencing the Acquiror's acquisition of the Target Company has been approved by relevant governmental authorities pursuant to the applicable laws of relevant jurisdictions.

Additionally, the Borrower shall provide the Lender with a certificate signed by a duly authorized representative certifying that US Securities and Exchange Commission has informed the Borrower that it has no further comments on the public disclosure required by United States federal securities laws and rules and attach thereto any comment letters and responses from the US Securities and Exchange Commission (if any);

5、并购方自筹的用于并购目标企业的项目资本金已按本合同约定足额到位，并提供资金来源合法合规等有关证明文件，即证明并购方股东和/或其关联方及其他方已经通过认缴资本金和/或以注入目标企业的证券的形式向并购方提供了总额不少于本合同第七条所约定的项目资本金总额的相关证明文件；

(5) The Project Capital to be raised by the Acquiror for the purpose of acquiring the Target Company has been fully put in place pursuant to the requirements of this Contract and the Acquiror shall provide relevant documents evidencing the sources of such capital are lawful and comply with relevant rules, i.e., documents evidencing the shareholders of the Acquiror and/or their Affiliates and others have provided to the Acquiror an amount which is no less than the total amount of the Project Capital specified in Article 7 of this Contract, whether by subscribing and contributing share capital and/or by infusion of securities of the Target Company;

6、经借款人的一名董事签署的证明截至提款日：（1）根据并购协议确定的并购前提条件均已满足或放弃，及（2）并购协议对各方持续、完整有效。

(6) A certificate duly signed by a Director of the Borrower certifying as of the Withdrawal Date that: (1) all the conditions precedent to the Acquisition required by the Acquisition Agreement have been satisfied or waived, and (2) the Acquisition Agreement remains in full force and effect.

7、借款人的股东名册及借款人母公司的股东名册，表明在提款日发起人（Full Alliance 除外）拥有 Full Alliance 全部已发行股份，Full Alliance 拥有借款人全部已发行股份，借款人

的全部已发行股份已经向其持有人有效发行并支付完毕。

(7) The Borrower's register of shareholders and its parent's register of shareholders, indicating that on the Withdrawal Date, the Sponsors (other than Full Alliance) own 100 per cent of the issued share capital of Full Alliance and Full Alliance owns 100 per cent of the issued share capital of the Borrower, and all such shares of the Borrower have been effectively issued to the holders thereof and fully paid-up.

8、已签署但未标明日期的合并章程（其中规定，并购协议中所定义的"合并"将于向内华达州务卿备案该合并章程后立即生效），已由根据借款人、贷款人及目标企业同意的托管指示指定的代理人（"备案代理人"）托管。根据该托管指示，目标企业和借款人指示备案代理人在目标企业和借款人收到付款代理人确认（定义见下文）的日期向内华达州务卿备案合并章程，并在合并章程上标明该日期（如果付款代理人确认在内华达州务卿正常工作时间之后被收到，则备案日期及合并章程上标明的日期为紧邻的下一个营业日）。

(8) Delivery of the executed and undated Articles of Merger (providing for the "Merger" as defined in the Acquisition Agreement to be consummated immediately on filing with the Secretary of State of the State of Nevada) to be held in escrow by an agent (the "Registration Agent") appointed on the basis of escrow instructions agreed between the Lender, the Borrower and the Target Company pursuant to which, among other things, the Target Company and the Borrower direct the Registration Agent to file the Articles of Merger with the Secretary of State of Nevada on, and to date the Articles of Merger the date of, the date of its receipt of the Pay Agent Confirmation (as defined below) (or the immediately succeeding business day in the event the Pay Agent Confirmation is received after normal business hours for the Secretary of State of Nevada).

（四）法律意见书

8.1.4 Legal Opinions

1、具有资格的律所就本合同和有关担保合同及质押合同的合法性、有效性出具的惯例性律师意见;

(1) Legal opinions issued by qualified law firms opining as to customary matters regarding the legality and validity of this Contract and relevant Guarantee Contracts and Pledge Contracts;

2、具有资格的律所向贷款人出具就发起人质押人的合法成立及有效存续;根据章程其拥有充分权限签署、交付并履行本合同约定的质押合同及承诺函;其已完成必要内部决策程序以授权签署、交付并履本合同约定的质押合同及承诺函的律师意见;

(2) Legal opinions issued by qualified law firms to the Lender opining regarding the Sponsor Pledgors are duly incorpored and validly existing; the Sponsor Pledgors have all requisite power under their memorandum and articles of association to execute, deliver and perform the Pledge Contracts and the commitment letters under this Contract; the Sponsor Pledgors have taken all requisite corporate actions to authorise the execution，delivery and performance of the Pledge Contracts and the commitment letters;

3、汉坤律师事务所就以下事项所出具的令贷款人满意的律师意见: （1）截至提款日吴子申先生通过 NASDAQ 股票交易市场于 2011 年 6 月 14 日和 2011 年 6 月 15 日分二次所购买目标企业合计 555,000 股普通股的行为，无需依据《国家外汇管理局关于境内居民通过境外特殊目的公司融资及返程投资外汇管理有关问题的通知》（以下简称"外汇 75 号文"）取得境外投资返程投资外汇登记; （2）对于永业信托（Yongye Trust）截至提款日持有 Full Alliance 期权的行为，包括吴子申先生在内的有关中国自然人作为永业信托（Yongye Trust）的委托人和/或受益人，无需依据外汇 75 号文取得境外投资返程投资外汇登记，也无需依据《国家外汇管理局关于境内个人参与境外上市公司股权激励计划外汇管理有关问题的通知》取得有关外汇核准和/或登记。

(3) a legal opinion reasonably satisfactory to the Lender issued by Han Kun Law Offices in connection with the following issues: (1) as of the Withdrawal Date, Mr. Wu Zishen's two acquisitions of the Target Company's shares in a total number of 555,000 shares on the NASDAQ Stock Exchange respective on June 14, 2011 and June 15, 2011 are not required to obtain the overseas investment foreign exchange registration for the round-trip investment in accordance with *Circular of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration of Financing and Inbound Investment through Offshore Special Purpose Companies by PRC Resident*s("SAFE Circular No.75");(2) as of the Withdrawal Date, in terms of being granted of the options of Full Alliance by Yongye Trust, the Chinese individuals, including Mr. Wu Zishen, being the settlors and/or beneficiaries of Yongye Trust are neither required to obtain overseas investment foreign exchange registration for the round-trip investment in accordance with SAFE Circular No.75 nor relevant foreign exchange approval and/or registration in accordance with *Circular of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals' Participation in Equity Incentive Plans of Companies Listed Abroad.*

（五）其他文件

8.1.5 Other Documents

1、借款人已按本合同规定向贷款人发出经适当填写的提款申请书（格式见附件1）。

The Borrower shall have submitted to the Lender duly completed Drawdown Request (in the form of Annex 1 hereto).

（六）付款代理人协议

8.1.6 Pay Agent agreement

借款人及贷款人应已与付款代理人订立了在形式和内容上均为贷款人所接受的协议（"付款代理人协议"），其中规定，付款代理人同意（a）在其收到完成本项目所需的所有资金（包括但不限于项目资本金）后立即向备案代理人提供确认

（"付款代理人确认"），且（b）如果并购生效时未在备案代理人应根据本合同第 8.1.3（8）条将合并章程予以备案的营业日当天发生，则付款代理人需将其从存款账户收到的贷款资金直接返还给贷款人。

The Borrower and the Lender shall have entered into an agreement with the Pay Agent in form and substance acceptable to the Lender (the "Pay Agent Agreement") pursuant to which, among other things, the Pay Agent agrees to (a) provide immediate confirmation (the "<u>Pay Agent Confirmation</u>") to the Registration Agent upon Pay Agent's receipt of all funds required to consummate the Project (including, without limitation, the Project Capital), and (b) return directly to the Lender the proceeds of the Facility received by Pay Agent from the Deposit Account in the event that the Acquisition Effective Time has not occurred on the Business Day on which the Articles of Merger are to be filed by the Registration Agent pursuant to Section 8.1.3(8).

二、项目账户
8.2 Project Accounts
（一）借款人已在经办分行及结算经办行开立了所有项目账户，包括存款账户及偿债资金专用账户；
8.2.1 The Borrower shall have opened all Project Accounts with the Lending Office and the Settling Office, including the Deposit Account and the Special Account for Loan Repayment;
（二）永业农丰已在经贷款人指定的代理行开立了收入归集账户，并与贷款人、该代理行签订了三方账户监管协议，对该账户中的收入实施三方监管。
8.2.2 Yongye Nongfeng shall have opened the Revenue Sweep Account with the agent bank designated by the Lender, and signed a triparty Account Supervision and Management Agreement with the Lender and such agent bank for the management and supervision of the revenues in the account.
（三）永业农丰已在经办分行开立了分红账户。

8.2.3 Yongye Nongfeng shall have opened a Dividend Payment Account with the Lending Office of the Lender.

三、其他条件

8.3 Other Conditions

（一）本合同继续完全有效，未发生重大违约，也未发生公司重大不利影响（其定义见并购协议）。

8.3.1 This Contract shall remain in full force and effect and no Major Default shall have occurred and no Company Material Adverse Effect (as defined in the Acquisition Agreement) shall have occurred.

（二）重大陈述和保证均真实、完整、准确、有效。

8.3.2 The Major Representations and Warranties shall be true, complete, accurate and valid.

（三）未发生控制权变更。

8.3.3 No Change of Control shall have occurred.

（四）本合同下的担保合同和质押合同（在符合本合同第8.3.7条的前提下）均继续完全有效，担保人及发起人质押人均未发生重大违反担保合同和质押合同约定的行为，也未发生公司重大不利影响（其定义见并购协议）。

8.3.4 All the Guarantee Contracts and Pledge Contracts under this Contract shall (subject to Section 8.3.7 of this Contract) remain in full force and effect, there shall have been no material violation of any provisions of any Guarantee Contract or Pledge Contract by any Guarantor or Sponsor Pledgor, and no Company Material Adverse Effect (as defined in the Acquisition Agreement) shall have occurred.

（五）本合同下的有关承诺函（在符合本合同第8.3.7条的前提下）均继续完全有效，承诺人在全部重大方面未发生违反承诺函约定的行为。

8.3.5 All the Commitment Letters under this Contract shall (subject to Section 8.3.7 of this Contract) remain in full force and effect and none of the parties making the commitments shall have breached the terms of any Commitment Letter in any material respect.

（六）依照相关国家和地区法律或本合同要求应办理的各项公告、登记等手续已依法办理完毕;

8.3.6 All announcements, registrations and other procedures which need to be completed under any applicable law of relevant countries and regions or this Contract shall have been completed.

为了确保本款上述条件的满足，借款人、担保人（包商银行除外）、发起人质押人、永业农丰及永业富民应向贷款人提交经其合法授权代表签署的、日期不早于提款申请书载明的预计提款日前 15 个营业日的守约证明以及其他贷款人所要求的证明文件（该守约证明和证明文件应符合本合同日前贷款人和借款人约定的样本）。

In order to ensure all the above mentioned conditions will be satisfied, the Borrower, each of the Guarantors (other than Baoshang Bank) and Sponsor Pledgors, Yongye Nongfeng and Yongye Fumin shall submit to the Lender a certificate of compliance and other certificate documents required by the Lender (in each case in the form agreed by the Lender with the Borrower prior to the date of this Contract) duly signed by their respective authorized representative and dated no earlier than 15 Business Days prior to the scheduled Withdrawal Date specified in the Drawdown Request.

（七）尽管本合同中可能存在任何其他规定，上述条件中规定将由作为目标企业集团成员的担保人或永业农丰、永业富民或内蒙永业签署的任何文件（不包括并购协议，但包括本合同第 23 条规定的任何文件），将根据本条规定以托管的方式交付贷款人且不标明日期，贷款人有权在并购生效时将该等文件解除托管并同时标明日期。

8.3.7 Notwithstanding any other provision of this Contract, any document (other than the Acquisition Agreement) to be delivered pursuant to the above mentioned conditions (including any documents required by Article 23 of this Contract) which is to be signed by a Guarantor which is a member of the Target Group or by Yongye Nongfeng or Yongye Fumin or Inner Mongolia Yongye shall be delivered undated to the Lender pursuant to this clause 8 in escrow and the Lender is granted the authority to release such document from escrow and to date each such document as of the Acquisition Effective Time.

四、后决条件

8.4 Conditions Subsequent

（一）在提款日后 90 个营业日内，借款人应向贷款人提供材料证明美国证券交易委员会已经依经修订的《1934 年证券交易法》注销经注册的目标企业证券。

8.4.1 Within 90 business days after the Withdrawal Date the Borrower shall provide evidence to the Lender indicating that the Securities and Exchange Commission has deregistered Target Company's registered securities under the Securities and Exchange Act of 1934, as amended.

(二) 在提款日后借款人应向贷款人提供本合同第二十三条及其他有关条款所规定的应作为后决条件的有关文件。

8.4.2 After the Withdrawal Date the Borrower shall provide to the Lender any other document that is required as a condition subsequent in Article 23 or any other clauses of this Contract.

（三）经借款人的一名董事签署的证明合并章程已经在第 8.1.3（8）条规定的日期提交给内华达州务卿备案，随该证明附上的是并购协议各方之间的（在内华达州务卿备过案的）合并章程的真实、准确和完整的复印件。

8.4.3 A certificate duly signed by a Director of the Borrower certifying the Articles of Merger has been filed with the Secretary of State of the State of Nevada on the date specified in Section 8.1.3(8) and attached thereto is a true, correct and complete copy of the filed Articles of Merger between the parties to the Acquisition Agreement as filed with the Secretary of State of the State of Nevada.

第九条 提款计划

Article 9 Withdrawal Schedule

一、 提款期

9.1 Drawdown Period

（一）本合同的提款期为 12 个月，从本合同签署之日起算。

9.1.1 The Drawdown Period under this Contract shall be 12 months, commencing from the signing date of this Contract.

（二）借款人只能在提款期内提款。提款期结束后，贷款承诺金额自动取消。

9.1.2 The Borrower may only withdraw the Facility within the Drawdown Period. Upon expiration of the Drawdown Period, the Commitment shall be cancelled automatically.

（三）未经贷款人同意，提款期不得延长。若借款人需要延长提款期，应在提款期结束前 60 个营业日向贷款人提出书面申请。经贷款人书面同意后，提款期方可延长。

9.1.3 The Drawdown Period shall not be extended without consent of the Lender. If the Borrower needs to extend the Drawdown Period, the Borrower shall submit a written request to the Lender 60 Business Days prior to the expiration of the Drawdown Period. The Drawdown Period shall not be extended until after the extension is approved in writing by the Lender.

二、提款计划

9.2 Withdrawal Schedule

借款人应在提款期内按照本合同第十条约定的提款程序于提款申请书载明的预计提款日和提款金额一次性提取本合同项下贷款资金。

The Borrower shall withdraw the Facility hereunder in a lump sum within the Drawdown Period based on the withdrawal procedures set forth in Article 10 of this Contract on the scheduled withdrawal date and in the withdrawal amount as set forth by the Drawdown Request.

借款人如需变更提款计划，须提前 30 个营业日书面通知贷款人。经贷款人事先书面同意后，借款人的提款计划方可变更。

If the Borrower needs to change the withdrawal schedule, it shall notify the Lender with 30 Business Days prior written notice. The withdrawal schedule shall not be altered until the change is approved in writing by the Lender.

第十条 提款程序

Article 10 Withdrawal Procedures

借款人须在提款期内于提款申请书载明的提款日前至少 30 日向贷款人提交不可撤销的提款申请书（格式见附件 1），并在此后合理可行的最快时间内（但无论如何应在于提款日发放贷款之前）向贷款人提交本合同第八条规定的文件（第八条第四款规定的文件除外）。如根据本项目的实际进展情况，非由于借款人的原因导致借款人无法在上述时限内向贷款人提交提款申请书，借款人应至少提前 2 个营业日书面通知贷款人。

The Borrower shall deliver to the Lender an irrevocable Drawdown Request (in the form of Annex 1) at least 30 Days prior to the scheduled Withdrawal Date, and shall submit to the Lender the documents required in Article 8 of this Contract (other than documents required in Section 8.4) as soon as reasonably practicable thereafter and in any event prior to the disbursement of the Loan on the Withdrawal Date. If the Borrower is unable to submit a Drawdown Request within such time period due to causes unattributable to the Borrower based on the actual progress of this Project, the Borrower shall notify the Lender in writing at least two Business Days in advance.

贷款人收到借款人的提款申请书和本合同第八条规定的文

件（第八条第四款规定的文件除外）后，按照内部管理程序对上述文件进行审核。本合同约定的提款条件满足的，贷款人应按照第十一条的规定，在提款申请书载明的提款日办理贷款资金支付手续。本合同第八条规定的任何提款前提条件未能得到满足的，贷款人可以暂缓或不予支付贷款资金。

Upon receipt of the Drawdown Request and the documents required in Article 8 of this Contract (other than documents required in Section 8.4), the Lender shall review such documents in accordance with its internal administration procedures. If the conditions precedent to withdrawal hereunder have been satisfied, the Lender shall fund the Facility on the Withdrawal Date specified in the Drawdown Request in accordance with Article 11 of this Contract. If any of the conditions set forth in Article 8 of this Contract are not met, the Lender is entitled to suspend or refuse disbursing any funds under the Facility.

提款申请书一经提交，未经贷款人书面同意不得撤销。

Once being submitted, the Drawdown Request shall not be cancelled without the Lender's written consent.

第十一条 资金支付

Article 11　Disbursement of Funds

一、贷款资金支付方式

11.1　The modes of disbursement of Facility funds

在任何情形下，本合同项下贷款资金支付方式为贷款人受托支付。

Under any circumstances, the Facility under this Contract may only be funded in the form of Entrusted Payment by Lender.

在遵循本合同第十条所约定的程序的前提下，贷款人收到借款人的提款申请书和本合同第八条规定的文件（第八条第四款规定的文件除外）后，贷款人经办分行将在提款日将借款人申请提取的款项转入借款人在经办分行开立的存款账户。

Subject to the procedures set forth in Article 10 hereof, after the Lender receives the Drawdown Request and the documents required in Article 8 of this Contract (other than documents required in Section 8.4) submitted by the Borrower, the Lending Office shall transfer the funds requested by the Borrower to its Deposit Account opened with the Lending Office on the Withdrawal Date.

借款人在此不可撤销地委托贷款人经办分行将存款账户内的贷款资金，在提款申请书中列明的付款日支付至借款人指定的符合本合同约定用途的本项目付款代理人的银行账户。

The Borrower hereby irrevocably entrusts the Lending Office to transfer the funds in its Deposit Account to the bank account of the Pay Agent for the Project designated by the Borrower on the payment date specified in the Drawdown Request, provided that such payment to such Pay Agent shall be in line with the purposes specified in this Contract.

借款人在此确认，贷款人仅按照借款人的上述支付委托办理支付，而不对借款人在有关项目合同项下产生的任何损失（如有）就该等支付承担任何责任。

The Borrower hereby confirms that the Lender shall only pay the funds pursuant to the Borrower's payment entrustment as described above, and shall not be liable for any damages (if any) with respect to such payment suffered by the Borrower under any of the relevant Project Contracts.

二、借款人应按贷款人要求及时提供贷款资金使用记录和资料。

11.2 The Borrower shall provide records and documents indicating the use of the proceeds of the Facility promptly as required by the Lender.

三、贷款人、借款人与结算经办行三方将签订贷款项目结

算资金及偿债资金委托监督协议，约定贷款人通过结算经办行办理本合同项下与偿债资金专用账户有关的结算以及监管事宜。

11.3 The Lender, the Borrower and the Settling Office shall enter into the Agreement of Supervision and Management of the Settlement and Loan Repayment Funds, providing that the Lender shall handle the settlement and supervision issues related to the Special Account for Loan Repayment through the Settling Office.

第十二条 利息的支付和本金的偿还

Article 12 Payment of Interests and Repayment of Principal
一、本金的偿还方式
12.1 Repayment of Principal

除本合同所约定的取消贷款、提前收回贷款或提前还款的情形之外，借款人应按照本合同约定的下列还本日和贷款金额分期归还贷款：

Except for the cancelation of the Facility, acceleration of repayment of the Facility or prepayment provided for in this Contract, the Borrower shall repay the principal amount in installments in such amount and on such Principal Repayment Date pursuant to the following provisions of this Contract:

还本日 Principal Repayment Date	还款金额 Repayment Amount
自提款日起满 12 个月的前一日 The day immediately prior to the end of 12 months after Withdrawal Date	提款金额的 2% 2% of the utilized amount
2015 年 6 月 20 日 June 20th 2015	提款金额的 3% 3% of the utilized amount
2015 年 12 月 20 日	提款金额的 5%

December 20th 2015	5% of the utilized amount
2016 年 6 月 20 日 June 20th 2016	提款金额的 15% 15% of the utilized amount
2016 年 12 月 20 日 December 20th 2016	提款金额的 15% 15% of the utilized amount
2017 年 6 月 20 日 June 20th 2017	提款金额的 15% 15% of the utilized amount
2017 年 12 月 20 日 Decmber 20th 2017	提款金额的 15% 15% of the utilized amount
2018 年 6 月 20 日 June 20th 2018	提款金额的 15% 15% of the utilized amount
自提款日起满 60 个月的前一日 The day immediately prior to the end of 60 months after Withdrawal Date	提款金额的 15% 15% of the utilized amount

如遇还本日为非营业日，则该还本日顺延至下一个营业日，但若下一个营业日进入到下一个月，则还本日提前到其前一个营业日。

If a Principal Repayment Date is not a Business Day, such Principal Repayment Date shall be postponed to the next Business Day; provided, however, if the next Business Day is not in the same calendar month as such Principal Payment Date, such Principal Repayment Date shall be advanced to the Business Day immediately preceding to such Principal Payment Date.

二、借款人应在还本日及付息日前 10 个营业日，将应偿付款项划入其开立的偿债资金专用账户，否则由此导致资金在途所产生的有关支出，由借款人承担。

12.2 The Borrower shall cause the amount payable transferred into its Special Account for Loan Repayment ten (10) Business Days prior to each Interest Payment Date and each Principal Repayment Date, failing which the Borrower shall bear the relevant expenses resulting from the fund transfer caused by such failure.

三、无论贷款人是否通知借款人及《还本付息通知书》的内容是否正确，均不能免除借款人按时足额还本付息的责任。

12.3 Regardless of whether the Lender has notified the Borrower or the content of the Debt Service Notice is correct or not, the Borrower shall not be exempted from its obligations to pay the principal amount or the relevant interest due and payable in full and on time.

四、贷款人在还本日或付息日可主动借记借款人的偿债资金专用账户和/或存款账户中的相应金额。

12.4 The Lender may debit the relevant amount from the Borrower's Special Account for Loan Repayment and/or Deposit Account on an Interest Payment Date or a Principal Repayment Date.

五、借款人未按本合同约定偿付到期贷款本金和/或利息，应按本合同约定的逾期贷款罚息利率计付罚息。

12.5 If the Borrower fails to repay the due and payable principal and/or interest as stipulated by this Contract, overdue interest shall be accrued and paid by the Borrower pursuant to the provisions of this Contract.

六、除了前述约定外，如果并购生效时未能在备案代理人按照第 8.1.3（8）条的规定应将合并章程予以备案的营业日发生，则全部贷款本金（以及所有应付利息和费用）将在该营业日到期。借款人在此同意将于该时间支付上述金额，同时借款人在此不可撤销地指示付款代理人应将贷款人汇入付款代理人在付款代理协议中规定的账户中的全部资金在不晚于备案代理人按照第 8.1.3（8）条的规定应将合并章程予以备案的日期的下一个营业日直接支付至贷款人。

12.6 In addition to the foregoing, if the Acquisition Effective

Time has not occurred on the Business Day on which the Articles of Merger are to be filed by the Registration Agent pursuant to Section 8.1.3(8) , the entire principal amount of the Facility (together with all interest accrued thereon and all fees in respect thereof) shall be due and payable in full on such Business Day. The Borrower hereby agrees to pay such amount to Lender at such time and hereby irrevocably instructs the Pay Agent to pay the Lender directly all amounts deposited by Lender from the Diposit Account into the bank account of Pay Agent specified in the Pay Agent Agreement no later than the Business Day immediately following the day the Articles of Merger are to be filed by the Registration Agent pursuant to Section 8.1.3(8).

第十三条 还款顺序

Article 13 Repayment Order

如借款人所偿还的款项少于按本合同约定该日到期的款项总额,该款项按下列次序安排:

If the amount paid by the Borrower is less than the total amount due on that date pursuant to the provisions of this Contract, the amount shall be arranged in the following order of priority:

一、支付依法或依照本合同约定应付的费用、违约金;

(i) Pay fees, expenses and default damages payable in accordance with law or this Contract;

二、支付应付罚息、复利;

(ii) Pay penalty interests and compound interests payable;

三、支付应付贷款利息;

(iii) Pay loan interests payable;

四、支付应付贷款本金;

(iv) Pay the amount of principal payable;

五、其他应付款项。

(v) Pay other payables.

借款人所偿还款项不足以清偿同一顺序全部款项的，按有关款项发生的先后顺序清偿。

If the Borrower's payment amount is not sufficient to repay the full amount payable in the same order of priority, such amount shall be allocated according to the chronological order of the occurrence of the relevant payables.

第十四条 提前收回贷款及提前还款

Article 14 Acceleration of the Facility and Prepayment

一、取消或强制提前收回贷款

14.1 Cancelation of the Facility or Acceleration of the Facility

（一）贷款人除有权根据本合同的其他规定提前收回贷款外，发生下列任一情形，贷款人可书面通知借款人提前收回本合同项下借款人已经提取的全部或部分贷款，借款人须立即偿还上述贷款，借款人尚未提取的承诺金额将立即取消：

14.1.1 In addition to the Lender's right to accelerate the repayment of the Facility in accordance to other provisions of this Contract, upon the occurrence of any of the following events, the Lender is entitled to notify the Borrower in writing to accelerate the repayment of all or part of the Facility which has already been withdrawn by the Borrower under this Contract, and the Borrower shall repay such loan immediately and the portion of the Commitment which has not been withdrawn shall be immediately canceled.

1、任意借款人集团成员上市，在此情形下，贷款人有权提前收回的贷款金额应仅相当于该借款人集团成员在该上市中发行其证券而募得的全部净收入；

(i) Listing of any Borrower Group Member, in which case the Lender shall only have the right to accelerate the repayment of a portion of the Facility equivalent to the aggregate net proceeds received by such Borrower Group Member from the offering of its securities in such Listing;

2、控制权变更（如发生控制权变更，借款人应立即书面通知贷款人）；

(ii) A Change of Control has occurred (if a Change of Control occurs, the Borrower shall inform the Lender in writing promptly);

3、中国的法律、法规、规章或任何中国政府机关的政策发生永久性或效力长达一个月以上的变化，禁止或者贷款人合理认为可能会实质上禁止（1）将人民币兑换为美元，和/或（2）中国境内的任何目标企业集团向其母公司分红或进行其他利益分配；

(iii) any change (either expressed to be permanent or continues to be in effect for more than one month) in any laws, regulations or rules of China or any policies of any governmental authorities in China which prohibits or, in the reasonable opinion of the Lender, might substantially prohibit : (1) the conversion of any amount from RMB to US dollars, and/or (2) any distribution of dividend or other distributions from any Target Group Member within the territory of China to its parent company;

4、在任何司法管辖区域贷款人履行其在本合同项下的义务（包括提供或维持贷款）成为非法；

(iv) it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations under this Contract (including funding or maintaining the Facility);

5、除了本项目之外，按本合同之规定经贷款人事先书面批准或同意，任意借款人集团成员或目标企业集团成员通过单笔或者多笔相互关联的交易出售或以其它方式处置其全部或者实质上全部的资产；

(v) other than the Project, subject to prior written approval or consent of the Lender as required under this Contract, sale or otherwise disposal of all or substantially all of the assets of any Borrower Group Member or the Target Group Member whether in a single transaction or a series of related transactions;

6、发生本合同第二十四条第一款约定的违约事件；

(vi) any default specified in Section 24.1 has occurred;

7、在本合同项下贷款资金发放后的四年内，任意借款人集团成员未完成上市；

(vii) Listing of any Borrower Group Member has not been completed within four (4) years after the Facility under this Contract has been funded;

如果任意借款人集团成员在自提款日起的第三年的最后一日前未完成上市，则借款人应自提款日起的第 37 个月的第一个营业日开始，向存款账户或偿债资金专用账户中归集还款资金。截至自提款日起的第 42 个月的最后一个营业日，按照本条规定向存款账户及偿债资金专用账户中归集的还款资金总额应不低于 1926 万美元；截至自提款日起的第 48 个月的最后一个营业日，按照本条规定向存款账户及偿债资金专用账户中归集的还款资金总额应达到届时尚未归还的贷款本息及其他应付费用的总额。

If Listing of any Borrower Group Member has not been completed by the end of the day which is three years after the Withdrawal Date, the Borrower shall deposit repayment funds into the Deposit Account or the Special Account for Loan Repayment from the first Business Day of the 37th month after the Withdrawal Date. The total amount in the Deposit Account and the Special Account for Loan Repayment shall not be less than 19,260,000 US Dollars on the last Business Day of the 42nd month after the Withdrawal Date; nor less than the total amount of the principal and accrued interest under this Contract which have not been repaid on the last Business Day of the 48th month after the Withdrawal Date.

如果自提款日起的第 37 个月至第 48 个月期间，任意借款人集团成员完成上市，则本条规定的还款资金归集要求将自上市完成之日予以豁免。存款账户和/或偿债资金专用账户中的资金将用于贷款人按照本条第一款第一项的规定提前收回贷款本息的还款资金。

If any Borrower Group Member completes Listing during the

period between the 37th month and the 48th month after the Withdrawal Date, the Borrower's obligation to deposit repayment funds above mentioned will be exempted from the date of the completion of Listing. The Borrower shall use the funds in the Deposit Account and/or the Special Account for Loan Repayment as funds for acceleration of the Facility pursuant to Section 14.1.1(i).

如果截至自提款日起的第 48 个月的最后一个营业日，任意借款人集团成员未完成上市，贷款人将有权借记借款人的存款账户和/或偿债资金专用账户中的上述还款归集资金，按照本项规定提前收回贷款本息。

If Listing of any Borrower Group Member has not been completed on the last Business Day of the 48th month after the Withdrawal Date, the Lender may debit the funds in the Deposit Account and/or the Special Account from such account for acceleration of the Facility.

8、担保人及发起人质押人就贷款为贷款人提供担保的股权总价值降低至本合同项下尚未偿还的贷款本息总额扣除包商银行根据本合同第 23.1.5 条及第 23.1.9 条提供的保函金额后的数额；

(viii) the total value of the shares pledged by the Guarantors and Pledgor Sponsors decreases below the balance of total amount of the principal and accrued interest under this Contract that has not been repaid after deducting the total amount of two letters of guarantee provided by Baoshang Bank in accordance with Sections 23.1.5 and 23.1.9;

9、并购生效时未能在备案代理人按照第 8.1.3（8）条的规定应将合并章程向内华达州务卿予以备案的营业日发生。

(ix) the Acquisition Effective Time has not occurred on the Business Day on which the Articles of Merger are to be filed by the Registration Agent with the Secretary of State of Neveda pursuant to Section 8.1.3(8).

（二）提前收回贷款的情况下利息及费用的支付

14.1.2 Payment of interests and fees in the event of acceleration of the Facility

在贷款人按照本条前款（第 4 项除外）的规定或本合同的其他有关规定提前收回贷款的情形下，借款人应按照贷款实际发生天数，根据本合同有关利息和费用的约定支付贷款利息和应支付的有关费用。贷款人可主动借记借款人的偿债资金专用账户和/或存款账户中的相应金额。

In the event that the Lender accelerates the repayment of the Facility in accordance with subsection 14.1.1 (other than pursuant to item iv above) or other relevant provisions of this Contract, the Borrower shall pay the interests at such interest rates provided for in this Contract and pay fees pursuant to the relevant provisions of this Contract, based on the actual number of days of the Facility. The Lender may debit the relevant amount from the Borrower's Special Account for Loan Repayment and/or the Deposit Account).

二、未经贷款人事先书面同意，借款人不得提前偿还本合同项下贷款（但根据第 14.3 条进行的除外）。借款人擅自采取提前还款行动的，贷款人有权拒绝收取提前还款资金，并追究借款人的违约责任。

14.2 The Borrower shall not prepay the Facility under this Contract without prior written consent of the Lender (other than in accordance with Article 14.3). If the Borrower prepays the Facility in the absence of such consent, the Lender shall have right to refuse to accept the prepayment and hold the Borrower liable for breach of contract.

三、自愿提前还款

14.3 Voluntary Prepayment

借款人如需提前还款，在至少于其拟还款日之前 10 个营业日向贷款人提出书面申请后，借款人可提前偿还全部或部分贷款余额，提前偿还的贷款金额应为 100 万美元的整数倍，且

最低还款金额为 100 万美元。

The Borrower may prepay the whole or any part of the Loan Balance by submitting the Lender a written application not less than ten (10) Business Days prior to the proposed prepayment date. The prepayment amount shall be an integer multiple of US$ 1 ($1,000,000), and the minimum prepayment amount shall be US$ 1 ($1,000,000).

如果借款人决定提前偿还全部贷款余额，借款人应同时付清至提前还款日止本合同项下所有到期应付款项。

If the Borrower elects to prepay the Loan Balance in full, the Borrower shall also pay off all amounts due and payable under this Contract up to the date of prepayment under this Contract.

对借款人提前归还的本合同项下贷款，仍执行本合同原约定期限的贷款利率。如果借款人决定提前偿还全部或部分贷款余额，借款人应在提前还款日前 5 个营业日将包括本金、利息及其他应支付的费用在内的所有与提前偿还有关的到期应付款项汇至贷款人指定的账户。

The interest rates for the relevant period originally specified in this Contract shall apply to the loans which are prepaid by the Borrower under this Contract. If the Borrower elects to prepay the Loan Balance in whole or in part, the Borrower shall transfer to the account designated by the Lender all due and payable amounts in respect of such prepayment, including the principal amount to be prepaid and accrued interests on such amount, and other due and payable fees, five (5) Business Days prior to the date of prepayment.

提前还款的金额应首先用来偿还最后到期的贷款，即按照倒序还款。

The amount prepaid shall be used to repay the last maturing loan first, i.e., in a reverse chronological order.

借款人的提前还款申请是不可撤销的，已提前偿还的款项不得再次申请提款。

The Borrower's application for prepayment is irrevocable and the prepaid amount of the Facility shall not be reutilized.

第十五条 结算经办行和结算

Article 15 Settling Office and Settlement

一、贷款人确定 国家开发银行香港分行 作为结算经办行。

15.1 The Lender appoints the China Development Bank Hong Kong Branch as the Settling Office.

二、借款人贷款资金的结算业务以及所有结售汇业务，应通过结算经办行办理，并按照贷款人《费率表》的规定支付结算费用。

15.2 The Borrower shall handle settlement of the Facility and all related sales and exchange of foreign currencies via the Settling Office, and pay settlement fees in accordance with the Lender's rates sheet.

第十六条 账户管理

Article 16 Account Management

一、借款人应于 提款前根据贷款人的具体要求在经办分行开立存款账户；在结算经办行开立偿债资金专用账户。

16.1 The Borrower shall open the Deposit Account with the Lending Office and the Special Account for Loan Repayment with the Settling Office prior to the drawdown of Facility pursuant to the specific request of the Lender.

借款人应将分红收入及其他现金流及时划转至偿债资金专用账户，保证还本日及付息日前留有足够资金来支付当期本息。

The Borrower shall transfer its receipt of dividends and other cash flows into its Special Account for Loan Repayment in time, to ensure there will be sufficient funds on such account to repay the current principal or pay the current interest in each corresponding period prior to a Principal Repayment Date or an Interest Payment Date.

二、存款账户及偿债资金专用账户的使用，应接受贷款人、经办分行和结算经办行的监管。

16.2 The use of the Deposit Account and the Special Account for Loan Repayment shall be supervised by the Lender, Lending Office and the Settling Office.

三、本合同项下贷款本息的偿还及费用的支付，以及支付结算业务，均应通过存款账户和/或偿债资金专用账户办理。

16.3 The repayment of the principal and the interests, the payment of fees, and other settlement under this Contract shall be made through the Deposit Account and/or Special Account for Loan Repayment.

四、借款人应促使永业农丰于提款前根据贷款人的具体要求在贷款人指定的代理行开立收入归集账户，并与贷款人及该代理行签订三方账户监管协议，对该账户中的收入实施三方监管。借款人应促使永业农丰按照账户监管协议的约定将其全部收入存入该收入归集账户。

16.4 The Borrower shall cause Yongye Nongfeng to open the Revenue Sweep Account with the agent bank designated by the Lender prior to drawdown of the Facility pursuant to the specific request of the Lender, and enter into a triparty Account Supervision and Management Agreement with the Lender and such agent bank in order to supervise and manage the revenue in such account by all three parties. The Borrower shall cause Yongye Nongfeng to deposit all of its revenue into the Revenue Sweep Account in accordance with the provisions of such Account Supervision and Management Agreement.

五、借款人应促使永业农丰于提款前根据贷款人的具体要求在贷款人经办分行开立分红账户。永业农丰将通过该账户以向境外股东支付红利的方式将资金转换为对贷款人的还款现金流。与前述分红有关的结售汇事宜将由经办分行办理。

16.5 The Borrower shall cause Yongye Nongfeng to open the Dividend Payment Account with the Lending Office of the Lender prior to drawdown of the Facility pursuant to the specific request of the Lender. Yongye Nongfeng shall convert its funds to the Facility repayment cashflow to the Lender by means of paying dividend to its shareholder(s) outside of China through the Dividend Payment Account. The sale and conversion of foreign exchange for such dividend payment shall be handled by the Lending Office.

第十七条 借款人的陈述和保证

Article 17 The Borrower's Representations and Warranties
借款人在此向贷款人陈述并保证如下：

The Borrower hereby represents and warrants to the Lender as follows:

一、借款人及其他各借款人集团成员是依法成立的法人，现持有有效营业执照，并依法拥有其资产、经营其业务，借款人及其他各借款人集团成员具有持续经营能力，且根据相关国家和地区有关规定，借款人符合并购贷款借款人的条件;

17.1. Each of the Borrower and the other Borrower Group Members is a duly established legal entity, holds a valid business license and owns its assets and operates its business in accordance with the law, and is an on-going concern, and, under the relevant regulations of relevant countries and regions, the Borrower qualifies as a borrower of loans to finance an acquisition;

二、借款人依法办理和/或取得了适用的法律法规所要求的签署并履行本合同及项目合同所需的一切批准、许可、登记及

备案等手续，且保证全部审批文件均真实合法且持续有效;

17.2. The Borrower has already completed and/or obtained all approvals, licenses, registrations and filings required for the execution and performance of this Contract and the Project Contracts under the applicable laws and regulations, and warrants that all approval documents are authentic, lawful and will remain valid;

三、借款人为签署和履行本合同所需的内部授权程序均已完成，签署本合同的是借款人的有效授权代表，并且本合同生效即对借款人具有法律约束力;

17.3. The Borrower has fulfilled all the required internal authorization procedures for the execution and performance of this Contract, this Contract is executed by the Borrower's duly authorized representative and the Contract will be binding upon the Borrower once it comes into effect;

四、借款人签署本合同或履行其在本合同项下的义务并不违反借款人和/或其他各借款人集团成员订立的任何其他协议或其公司章程，也不会与上述协议或公司章程存在任何法律上的冲突;

17.4. The execution and performance of this Contract by the Borrower does not violate, or legally conflict with, any other contracts or agreements entered into by the Borrower and/or any other Borrower Group Member or their respective Articles of Association or bylaws;

五、借款人的财务和信用状况良好，没有信贷违约、逃废银行债务等不良记录，借款人自筹资金来源合法合规，借款人有能力以其合法获得的资金清偿本合同项下全部到期债务;

17.5. The Borrower's financial condition and credibility is sound, there is no adverse records such as credit default and evasion of bank loans, etc.; the fund raised by the Borrower itself comes from lawful sources which meets the regulatory compliance requirements, and the Borrower will have the ability to pay off all the debt under this Contract on its maturity date with its legally acquired funds;

六、借款人向贷款人提供的财务报表系依有关国家有关部门颁布的会计制度编制，真实准确地反映了借款人、各其他借款人集团成员和借款人的股东在该报表基准日的财务状况，并且自报表基准日以来，借款人、其他各借款人集团成员或借款人的股东未出现可能构成重大不利变化的财务状况恶化的迹象；

17.6. The financial statements provided by the Borrower to the Lender are prepared in accordance with the relevant accounting system promulgated by departments of relevant countries, truly and accurately reflect the financial condition of the Borrower, other Borrower Group Members and the shareholders of the Borrower as of the base date of such financial statements, and there is no sign of deterioration in the financial situation of the Borrower, any other Borrower Group Member or the shareholders of the Borrower since such base date which would constitute a Material Adverse Change;

七、据借款人和其他各借款人集团成员所知，除本合同生效日前已经向贷款人披露的诉讼之外，在本合同生效时，没有正在进行的或未决的或将要进行的任何会对本项目、借款人和其他各借款人集团成员或其资产、收入产生不利影响的诉讼、仲裁、行政程序或索赔。在本合同生效后至本合同项下应付款项全部偿还完毕前，如任何借款人集团成员获知上述诉讼、仲裁、行政程序或索赔，该借款人集团成员应及时书面通知贷款人；

17.7. Other than the litigation disclosed to the Lender prior to the effective date of this Contract, on the effective date of this Contract none of the Borrower and other Borrower Group Members are aware of any ongoing or pending or threatened litigations, arbitrations, administrative proceedings or claims which may adversely affect the Project, the Borrower, any other Borrower Group Member or their respective assets or income. If any Borrower Group Member becomes aware of such litigations, arbitrations, administrative proceedings or claims occuring with respect to it during the period between the effective date of this Contract and the full repayment of all due and payable amount under this Contract, such Borrower Group Member shall inform the Lender in writing in a timely manner;

八、截至本合同生效之日，除了已经事前书面披露并得到贷款人书面认可的负债，借款人和其他各借款人集团成员不对任何人有任何其他负债；

17.8. As of the effective date of this Contract, except for the Indebtedness which has been disclosed and accepted by the Lender in writing, none of the Borrower and other Borrower Group Members owe any other Indebtedness to any person;

九、借款人及其他各借款人集团成员对其资产享有合法所有权和/或使用权，除了已经事前书面披露并得到贷款人书面认可的截至本合同生效日的他项负担外，该等资产上不存在任何他项负担（依本合同或相关担保合同或质押合同对贷款人提供的担保、根据本合同经贷款人同意后提供的担保除外）；

17.9. Each of the Borrower and other Borrower Group Members has lawful ownership and/or using rights to its assets, and, except for the encumbrances as at the effective date of this Contract, which have been disclosed and accepted by the Lender in writing, there are no encumbrances on such assets (other than the security provided to the Lender in accordance with this Contract or relevant Guarantee Contracts or Pledge Contracts and other than security to be provided agreed by the Lender pursuant to this Contract);

十、借款人与其关联方之间不存在有不公平条款的交易；

17.10. There are no transactions between the Borrower and any of its Affiliates which are not on an arm's length basis;

十一、借款人和其他各借款人集团成员未违反其支付税款的义务，除非该未支付是在借款人对其应支付税款的义务进行

了正当抗辩的范围内；

17.11. None of the Borrower and other Borrower Group Members have breached their tax payment obligations except to the extent such payment obligation is being contested in good faith;

十二、借款人和其他各借款人集团成员未发生资不抵债、清算、解散、被吊销营业执照或破产，或其资产被依法冻结、征收、扣押或强制执行或被政府部门强行收购的情形；

17.12. None of the Borrower and other Borrower Group Members have suffered from insolvency, liquidation, dissolution, revocation of business license or bankruptcy, nor have their properties been frozen, confiscated, seized, enforced or compelled to be acquired by any government department in accordance with the law;

十三、借款人向贷款人提供的全部资料均真实、完整、准确、有效，所提交的复印件均与原件相符；

17.13. All the information provided by the Borrower to the Lender is true, complete, accurate and valid, and all copies submitted are identical to the originals;

十四、向贷款人提供的为借款人在本合同项下的支付义务及各担保人在与本合同相关的担保合同项下的支付义务及各发起人质押人在与本合同相关的质押合同项下的支付义务的担保（就为该等支付义务向贷款人提供的担保而言）在获得清偿的次序上优先于借款人或各担保人或发起人质押人的其他债权人对其拥有的债权，但法律规定的通常适用于公司的优先偿还的债权除外；

17.14. The security granted to the Lender securing the payment obligations of the Borrower under this Contract and the obligations of each Guarantor under the relevant Guarantee Contract and the obligations of each Sponsor Pledgor under the relevant Pledge Contract rank (to the extent of the security granted to the Lender for such obligations) senior to the claims of other creditors of the

Borrower or such Guarantor or such Sponsor Pledgor, except for obligations mandatorily preferred by law applying to companies generally;

十五、借款人集团成员均不存在重大违法行为;

17.15. There has not occurred any material illegal behavior by any Borrower Group Member;

十六、在并购生效时,组织结构图在一切重大方面均真实、完整及准确,且反映了每一借款人集团成员及每一目标企业集团成员的名称、成立地、股东、持股比例、关联公司间贷款、换股等信息;

17.16. At the Acquisition Effective Time, the Organizational Chart is authentic, complete and accurate in all material respects, reflecting relevant information of each Borrower Group Member and each Target Group Member, such as name, place of establishment, shareholders, proportion of shareholding, loans and stock swaps between Affiliates;

十七、项目合同包含了有关本项目的全部条款且将持续有效。项目合同下不存在任何借款集团成员、MSPEA 或 Lead Rich 的违约,任何借款人集团成员、MSPEA 或 Lead Rich 在项目合同中的陈述或保证均无虚假或误导。本合同及与本合同有关的担保合同和质押合同的订立、履行不会导致对项目合同的违约;

17.17. The Project Contracts contain all the terms of the Project and remain effective. There are no defaults by any Borrower Group Member, MSPEA or Lead Rich under any Project Contract. No representation or warranty in any Project Contract by any Borrower Group Member, MSPEA or Lead Rich is false or misleading. The execution and performance of this Contract and the Guarantee Contracts and the Pledge Contracts under this Contract will not result in a breach of any Project contracts;

十八、除非本合同或担保合同或质押合同中另有规定,所有需要签署的担保合同(将由借款人、包商银行或任何目标企业集团成员签署的担保合同除外)和质押合同都已经或将在提

款日或此前完成必要的公司批准及担保权设立程序；

17.18. Unless otherwise agreed in this Contract or in the Guarantee Contract or Pledge Contracts themselves, all necessary corporate authorisations and perfection procedures related to the Guarantee Contracts (other than the Guarantee Contracts to be executed by the Borrower, Baoshang Bank or any Target Group Member) and the Pledge Contracts required to be executed have been completed or will be completed on or prior to the Withdrawal Date.

十九、截至本合同生效日，除已经向贷款人书面披露的情形以外，任何机构或第三方均未要求借款人就本项目给予任何经济、财务和人员方面的补偿；

17.19. As of the effective date of this Contract, except for the cases which have been disclosed to the Lender in writing, no entity or a third party has requested the Borrower to pay any economic, financial or human resource compensation in connection with the Project;

二十、借款人的股东（大）会、董事会通过的与本项目相关的决议，已经（或将在提款日或此前）准确地记载于借款人的股东(大) 会、董事会记录及决议上，并已经（或将在提款日或此前）全部提交给了贷款人；

17.20. The resolutions regarding this Project adopted by Borrower's shareholders' meeting and board of directors are (or will on or prior to the Withdrawal Date be) all recorded in the minutes of Borrower's shareholders' meeting and meeting of board of directors, and are (or will on or prior to the Withdrawal Date be) all submitted to the Lender.

二十一、借款人未隐瞒任何已发生或正在发生的、有可能影响贷款人对借款人财务状况和偿债能力进行判断的情况；

17.21. The Borrower has not concealed any past or on-going situation which may affect the Lender's judgment on the Borrower's financial status and ability to repay the Facility;

二十二、借款人就借款人、并购项目子公司与目标企业是否存在关联关系进行了如实说明，借款人已向贷款人披露了借款人、并购项目子公司与目标企业的实际控制人，并就本项目的目的、并购价格符合市场公允价值进行了合理的解释。借款人承诺并未以信托、代持或其他方式规避前述要求；

17.22. The Borrower has provided a genuine statement regarding whether the Borrower, the Merger Sub and the Target Company are affiliated; the Borrower has disclosed to the Lender the actual controller of the Borrower, the Merger Sub and the Target Company, and has provided reasonable explanation of the purposes of the Project and the acquisition price meeting the fair market value criteria. The Borrower undertakes that it has not evaded the aforesaid requirements via trust, nominee shareholder or other ways.

二十三、借款人保证借款人集团与目标企业集团之间具有较高的产业相关度或战略相关性，有关并购贷款及自筹资金不用于有价证券、期货交易、房地产经营、风险投资等国家明令禁止的领域；

17.23. The Borrower warrants that there are fairly high industry relevancy and strategic relevancy between the Borrower Group and Target Group, the Facility and any self-raised fund will not be used in any area which are prohibited by the state such as marketable securities, trading of futures, real estate business, venture capital investment, etc.

二十四、借款人保证将按期合法筹集本项目中的项目资本金，并按照本合同第七条有关规定要求如期到位；

17.24. The Borrower warrants that it will raise the Project Capital for this Project in full amount, as scheduled and in compliance with the law, and make such amount of fund available in accordance with the provisions of Article 7 of this Contract.

二十五、借款人自愿接受贷款人对其有关账户的监控、并购贷款使用情况的检查以及本项目的贷后监管；

17.25. The Borrower willingly accepts the Lender's supervision over its relevant accounts, the use of the proceeds of the Facility and the continued supervision of the Project after funding the Facility.

二十六、贷款人按照本合同约定依法接管借款人、目标企业经营权的，借款人承诺并保证无条件予以配合。

17.26. In the event that the Lender takes over the right to operate the business of the Borrower and/or the Target Company according to the law, the Borrower shall cooperate with the Lender unconditionally.

二十七、借款人、担保人均非美国纳税义务人。在本合同项下贷款本息及其他应支付款项全部偿还完毕前，除非经贷款人书面同意，在并购生效后，借款人将促使其自身及任一担保人不成为美国纳税义务人。

17.27. None of the Borrower or Guarantors is a US Tax Obligor. Unless otherwise agreed by the Lender, after the Acquisition Effective Time the Borrower will not and shall procure that none of the Guarantors will become a US Tax Obligor before all the principal and accrued interests on the Facility hereunder as well as other due and payable amount have been fully paid off.

以上陈述和保证在本合同有效期内持续有效。借款人承认，贷款人是基于借款人的上述陈述和保证才签订本合同的。

The above representations and warranties shall remain valid during the term of this Contract. The Borrower acknowledges that the Lender is induced to execute this Contract based on the above representations and warranties of the Borrower.

第十八条 资金使用情况的检查

Article 18 Inspection of Use of Funds

贷款资金支付后，贷款人有权通过现场与非现场方式，检查本合同项下贷款资金使用情况。借款人应按贷款人要求向贷款人经办分行提交贷款资金使用的执行情况报告及相应的资金使用凭证；贷款人可现场检查贷款的使用情况，借款人应当积

极配合，并按照贷款人的要求，提供相关资料。贷款人检查的内容有：

After disbursement of the Facility, the Lender shall have the right to inspect the use of Facility under this Contract on an on-site or off-site basis. The Borrower shall provide the statement report of the use of Facility and relevant fund utilization receipts pursuant to the Lender's requirements to its Lending Office; The Lender may undertake an on-site inspection over the use of Facility, and the Borrower shall assist and provide relevant documents according to the Lender's requirements. The items of the Lender's inspection are as follows:

一、项目资本金与其他配套资金是否按约定到位；

(i) Whether the Project Capital and other supporting funds have been put in place as agreed;

二、贷款用途是否改变；

(ii) Whether the purpose of the Facility has changed;

三、预计总投资能否控制在概算范围内；以及

(iii) Whether the total investment can be controlled within the range of the budget; and

四、贷款人认为需要检查的其他情况。

(iv) Other matters the Lender deems necessary to be inspected.

贷款人在检查过程中发现由于借款人资金使用不当而影响本项目顺利完成的，可以要求借款人限期改正，并可以依本合同其它条款采取其它相应的措施。

If the Lender identifies any misuse of the Facility which may hinder the completion of the Project, it may require the Borrower to make corrections within a given time limit and take other actions in accordance with any other provisions of this Contract.

第十九条 信息披露

Article 19 Disclosure of Information

一、借款人应于每年 3 月 31 日前向贷款人提交经贷款人认

可的会计师事务所审计的（1）借款人、永业农丰上一会计年度（从 2013 年 12 月 31 日结束的财务年度开始）的全套财务报表（包括资产负债表、损益表、现金流量表及审计报告）；（2）Full Alliance 及其子公司（包括目标企业集团成员）、永业农丰及其子公司上一会计年度（从 2013 年 12 月 31 日结束的财务年度开始）的全套合并财务报表（包括资产负债表、损益表、现金流量表及审计报告）。借款人应于每季度初 30 日内向贷款人提交借款人上一季度（从 2014 年 3 月 31 日结束的季度开始）的全套财务报表。在每次提供本款规定的财务报表时，应同时提供借款人的财务负责人签署的一份说明，合理详细地载明本合同所规定的各项财务指标的计算依据及结果。

19.1 The Borrower shall submit to the Lender: (i) a full set of financial statements (including balance sheet, income statement, cash flow statement and audit report) of the Borrower and Yongye Nongfeng for the previous fiscal year (commencing with the fiscal year ending on 31 December 2013), each to be audited by an accounting firm accepted by the Lender, by March 31 of each year; (ii) a full set of consolidated financial statements (including balance sheet, income statement, cash flow statement and audit report) of Full Alliance and its subsidiaries (including the Target Group Members) and Yongye Nongfeng and its subsidiaries for the previous fiscal year (commencing with the fiscal year ending on 31 December 2013), each to be audited by an accounting firm accepted by the Lender, by March 31 of each year; and (iii) a full set of unaudited quarterly financial statements of the Borrower for the previous quarter within 30 days of each quarter (commencing with the quarter ended 31 March 2014). When submitting such financial statements a statement signed by the Borrower's financial officer shall be submitted at the same time, stating in reasonable details the computation basis and results of each financial indicators specified in this Contract.

二、借款人如变更企业名称、住所、注册资本、股东或实际控制人、经营范围、公司类型，修改公司章程，或财务政策

发生变化的，如果该变化发生在提款日之前或提款日当日，借款人应提前 3 日书面通知贷款人，并将有关资料报贷款人备案；如果该变化发生在提款日之后，借款人应提前 30 日书面通知贷款人，并将有关资料报贷款人备案。借款人法定代表人或财务负责人发生变化的，应及时书面通知贷款人。

19.2 In the circumstances that the Borrower changes its name, domicile, registered capital, shareholders or actual controller(s), business scope or organizational form, amends its articles of association, or makes any change in the financial policies, if such changes happen prior to or on the Withdrawal Date, the Borrower shall inform the Lender by sending a three day prior written notice and shall file the relevant documents with the Lender; if such changes happen after the Withdrawal Date, the Borrower shall inform the Lender by sending a thirty day prior written notice and shall file the relevant documents with the Lender. The Borrower shall inform the Lender in writing timely if there is a change in the Borrower's legal representative or financial officer.

三、贷款人有权要求借款人提供从本项目立项到本合同终止期间项目资本金及贷款资金使用的重要动态信息，借款人应在合理的时间内提供。

19.3 The Lender has the right to require the Borrower to provide all material dynamic information relating to the use of Project Capital and the Facility during the period from the initiation of the Project to the termination of this Contract, and the Borrower shall submit such dynamic information within a reasonable timeframe.

四、借款人应当在获得任何政府批准、许可、同意、登记或备案后十五个营业日内提供给贷款人该等文件的复印件。

19.4 The Borrower shall provide to the Lender copies of all governmental approvals, licenses, consents, registrations or filings within fifteen (15) Business Days after receipt of such documents.

五、借款人应每半年向贷款人报送本项目各方股东（大）会、董事会、高级管理层决议及会议纪要;

19.5 The Borrower shall submit to the Lender the resolutions and minutes of the shareholders meeting, board of directors and the senior managements of the parties to the Project every half-year;

六、在法律所不禁止且不违反对第三人所负义务的范围内，借款人应在其知道或应当知道目标企业或并购项目子公司出现下列情况后 60 日内及时将有关情况书面通知贷款人:

19.6 To the extent not prohibited by the law and without any violation of obligations to any third party, the Borrower shall forthwith notify the Lender of the occurrence of any of the following events in writing within 60 days after it has actual or constructive knowledge of the occurrence to the Target Company or the Merger Sub:

1. 本项目的重大投资变化;

(1) any Material Investment Change of the Project;

2.营运成本的异常变化;

(2) any Unusual Change in Operational Costs;

3.品牌、客户、市场渠道等的重大不利变化;

(3) any Material Adverse Change in the brand, customers and market channels, etc.

4.分红策略，包括条件、期限、顺序、比例等其他重要事项的变化;

(4) any changes in its dividend distribution policies including conditions, terms, order of priority, proration and other important matters;

5.影响目标企业或并购项目子公司持续经营的其他重大不利变化。

(5) other Material Adverse Change affecting the continued operation of the Target Company or the Merger Sub.

七、任一借款人集团成员、任一目标企业集团成员、并购项目子公司、担保人、发起人质押人有下列情况发生时，在法律所不禁止且不违反对第三人所负义务的范围内,借款人应在其知道或应当知道之日起 30 日内书面通知贷款人：

19.7 To the extent permitted by the law and without any violation of obligations to any third party, the Borrower shall notify the Lender of the occurrence of any of the following events in writing within 30 days after it has actual or constructive knowledge of the occurrence to any Borrower Group Member, any Target Group Member, the Merger Sub, any Guarantor or any Sponsor Pledgor:

1.发生任何涉及本项目的不可抗力事件；

(1) any force majeure event related to the Project;

2.卷入任何重大仲裁、诉讼或行政程序；

(2) being involved in any Major Arbitration, Litigation or Administrative Proceeding;

3.发生本合同约定的任何违约事件或任何违反本合同约定的情形；

(3) Occurrence of any default event specified in this Contract or any violation of the provisions hereof;

4.任何对本合同或任何担保合同或任何质押合同的履行产生或可能产生重大影响的相关国家和地区法律法规及政策变更；

(4) any changes in laws, regulations or policies of relevant countries and regions which have or may have material impact on the performance of this Contract or any Guarantee Contract or any Pledge Contract;

5.对涉及本项目的正常进行发生重大不利影响的事件；

(5) any event which has a material adverse effect on the normal course of the Project;

6.与股东之间，或其与任何第三方之间发生的涉及本项目的任何重大争议，或可能对其正常经营活动产生重大影响的任何其他重大争议。

(6) any Major Disputes related to the Project among its shareholders or with any third parties, or any other Major Dispute which may cast material effect on the normal operation of its business.

八、借款人应在贷款人合理要求的时间内向贷款人提交贷款人要求提供的其他信息。

19.8 The Borrower shall provide all other information required by the Lender to it during a time period reasonably required by the Lender.

九、借款人保证如实向贷款人披露上述信息并报送上述材料。

19.9 The Borrower warrants that it will disclose the above-mentioned information and submit the above documents to the Lender without concealment.

第二十条 本项目监管及要求

Article 20 Supervision and Management of the Project and Relevant Requirements

一、贷款人有权定期走访借款人和本项目，采取下列方式了解本项目以及借款人情况：

The Lender shall have the right to visit the Borrower and the Project at regular intervals, and take the following measures to understand the situation of the Project and the Borrower:

（一）听取借款人主要负责人对本项目进展情况汇报；

(i) Listen to the report of developments of the Project by the responsible officer of the Borrower;

（二）查阅借款人或本项目的财务报表、会计凭证、会计账簿等财务会计资料以及其他有关资料;

(ii) Review the financial and accounting documents and other relevant documents related to the Borrower or the Project, such as financial statements, accounting vouchers and accounting books;

（三）核查借款人的财务、资金状况。

(iii) Check the Borrower's financial and funds position.

二、贷款人有权了解、检查、监督本项目后续计划执行情况。

The Lender has the right to know, inspect and supervise the implementation of the Project.

三、贷款人有权了解、检查、监督借款人及并购后目标企业有关未来所产生的新债务、对外担保、资本性支出、资产出售、股东及其持股比例变化、对外投资等重大事项的表决情况。

The Lender has the right to know, inspect and supervise the voting and decisions of the Borrower and the acquired Target Company in respect of major matters such as future new debts, external guarantees, capital expenditure, sale of asset, changes in shareholders and shareholding proportions, external investments, etc.

借款人对贷款人的上述活动应予以配合。

The Borrower shall be cooperative with the above mentioned activities of the Lender.

第二十一条 借款人的权利和义务

Article 21 Rights and Obligations of the Borrower

一、借款人有权按本合同的约定使用贷款，有权要求贷款人按本合同约定提供贷款;

21.1 The Borrower shall have the right to use the Facility in accordance with the provisions of this Contract, and shall have the right to require the Lender to disburse the Facility pursuant to the provisions hereof;

二、借款人应按本合同约定的提款计划提款;

21.2 The Borrower shall drawdown the Facility based on the withdrawal schedule provided for herein;

三、借款人有权按照本合同第十四条的约定提前还款;

21.3 The Borrower shall have the right to prepay the Facility in accordance with the provisions of Article 14 herein;

四、借款人应按本合同约定偿还贷款本息并支付相关费用;借款人应将下列收入列入还款的资金来源:

21.4 The Borrower shall repay the principal and pay accrued interests and relevant fees in accordance with the provisions of this Contract; the Borrower shall treat the following revenues as the fund sources for repayment of the Facility:

1. 借款人的任何分红收益及现金收入;

(1) any dividends received by the Borrower and the cash income received by the Borrower;

2. 任意借款人集团成员上市公开发行任何证券所筹得资金,在此情形下,借款人应促使该借款人集团成员在其证券发行文件中明确说明募得资金将优先用于偿还本贷款;

(2) the proceeds raised from the public offering of any securities in the Listing of or any Borrower Group Member, in which case the Borrower shall cause such Borrower Group Member to explicitly disclose in its securities offering instruments that the proceeds raised in such public offering will be prioritized in the repayment of the Facility;

3. 借款人出售资产所得扣除对同类资产的再投资后所余净收入;

(3) the net income from the sale of the Borrower's assets after deducting the re-investment in equivalent assets;

4. 借款人因或有事项发生所得的净收入，如保险理赔扣除对相关资产的维修更新后的额外现金收入; 和

(4) any net income resulting from the Borrower's contingencies, such as extra cash inflow resulting from insurance compensation after deducting the repairing and replacement cost incurred by relevant assets;

5. 借款人因举借其它债务而取得的收入。

(5) the Borrower's receipt of the proceeds of any other Indebtedness.

五、借款人应当并应当促使其他各借款人集团成员在所有方面遵守与其业务和经营、本项目进展相关的任何法律、法规，并按国家外汇管理有关规定及时办理和完成所有手续；

21.5 The Borrower shall, and shall cause each other Borrower Group Member to, abide by any laws and regulations applicable to their business and operations and development of the Project in all respects，and forthwith handle and complete all procedures in accordance with relevant provisions of foreign exchange administration of the state;

六、借款人应将贷款资金用于本合同约定的用途，不得挪用；

21.6 The Borrower shall use the proceeds of the Facility for the purposes specified in this Contract, and shall not appropriate such proceeds for other purposes;

七、借款人应按本合同约定进行贷款资金支付；

21.7 The Borrower shall pay the proceeds of the Facility in accordance with the provisions of this Contract;

八、借款人应按本合同约定或贷款人的合理要求及时提供贷款资金使用记录和资料，并应配合贷款人及其经办分行、结算经办行对贷款资金支付的管理及相关检查；

21.8 The Borrower shall forthwith provide the records and information relating to the utilization of the proceeds of the Facility in accordance with this Contract or the Lender's reasonable requirements, and shall cooperate with the Lender, its Lending

Office and its Settling Office for the management and relevant inspection of the payment of the proceeds;

九、借款人和/或其他各借款人集团成员进行任何贷款，如 Full Alliance 及其子公司累计债务总额将超过 Full Alliance 及其子公司最近年度合并财务报表中所列总资产净值的 75 %，应事先征得贷款人书面同意；

21.9 Where the Borrower and/or any other Borrower Group Member intends to borrow any loan, it shall obtain the Lender's prior written consent if the accumulated indebtedness of Full Alliance and its Subsidiaries exceeds 75% of the net value of the total assets of Full Alliance and its Subsidiaries as reported in the latest consolidated annual financial statements of Full Alliance and its Subsidiaries;

十、借款人和/或其他各借款人集团成员通过单笔或多笔相关联的交易出售、出租、出让、转让或以其他方式处置其任何价值超过 5000 万美元的重大资产，或该等处置行为涉及到其总资产的 10%或净资产的 20%以上的重大资产，应事先征得贷款人书面同意；此外，借款人应确保（1）任何借款人集团成员出售、质押或以其他方式处置其子公司的任何股权，以及（2）任何借款人集团成员的管理层人员、MSPEA、Lead Rich 出售、质押或以其他方式处置其直接或间接地实益拥有的任何借款人集团成员的任何股权，均应事先征得贷款人书面同意。尽管有前述规定，Lead Rich 可出售其拥有的但根据质押合同已经质押给贷款人的 Full Alliance 股份，前提是（1）该等股份的购买人就该等购买的股份承担 Lead Rich 在相关质押合同项下的全部相关义务；且（2）该等股份的购买人需在该等股份解除质押的同一日签署并向贷款人交付一份有关该等股份的质押合同，该质押合同在形式上须与 Lead Rich 与贷款人之前签署的质押合同具有实质相同内容且为贷款人满意。对于符合上述条件的股份出售，Lead Rich 应提前 10 个营业日向贷款人提出书面申请，贷款人将在完成内部有关程序后的合理时间内予以同意（超过该时间后贷款人将被视为已经同意该等出售）。为

避免歧义，Lead Rich 未根据本条出售的其拥有的 Full Alliance 的剩余股份将继续根据一质押合同向贷款人质押，该质押合同形式上须与 Lead Rich 与贷款人间之前签署的质押合同具有实质相同内容；

21.10 The Borrower and/or any other Borrower Group Member shall not sell, lease, assign, transfer or otherwise dispose of any significant assets in excess of US$ 50 million or involving 10% of its total assets or 20% of its net assets, whether in a single transaction or a series of related transactions, without prior written consent of the Lender; in addition, the Borrower shall ensure that, without prior written consent of the Lender, no Borrower Group Member shall sell, pledge or otherwise dispose of any equity interests in any of its Subsidiaries, neither shall each of MSPEA, Lead Rich and any officer of any Borrower Group Member sell, pledge or otherwise dispose of any equity interests he/she/it beneficially owns in any Borrower Group Member. Notwithstanding the foregoing, Lead Rich may sell any shares it owns in Full Alliance which are pledged to the Lender under a Pledge Contract provided that (i) the purchaser of such shares assumes all obligations of Lead Rich under relevant Pledge Contract in respect of the shares purchased by it; and (ii) the purchaser of such shares shall execute and deliver to the Lender a pledge contract in respect of such shares substantially in the same form as the Pledge Contract to the satisfaction of the Lender on the same date the pledge over such shares under the Pledge Contract is released by the Lender. For the sale of any shares which satisfy the above conditions, Lead Rich shall submit a written application to the Lender ten (10) Business Days prior to the sale and the Lender will agree to such sale upon the completion of relevant internal procedures within a reasonable time period (upon the lapse of which time period the Lender shall be deemed to have agreed to such sale). For the avoidance of doubt, the remaining shares in Full Alliance owned by Lead Rich which are not sold pursuant to this section shall continue to be pledged in favor of the Lender under a pledge contract substantially in the same form as the Pledge Contract;

十一、借款人和/或其他各借款人集团成员进行任何单笔金额 3000 万美元以上或 1 年内累计金额 10000 万美元 以上的投资（合并除外），或者发生任何单笔金额 3000 万美元以上或 1 年内累计金额 10000 万美元 以上的投资变化，应就其投资事项、金额等情况，应事先征得贷款人书面同意；为本第十一款之目的，对于任何人而言，"投资"指的是其所做的直接或间接投资，无论是（1）购买或其他形式取得其他人的股份或其它证券，（2）对其他人出资、承担其他人的债务、购买或以其它形式取得其他人的债权或股权，包括其合资利益或合伙权益，还是（3）购买或以其它形式取得他人某一业务部门的资产。投资的金额指的是实际投资的金额，不计该投资事后价值的升降。

21.11 Where the Borrower and/or any other Borrower Group Member intends to make any single investment (other than the Merger) in excess of US\$ 30 million or multiple investments within one year with a cumulative amount in excess of US\$ 100 million , or any single change in its investment in excess of US\$ 30 million or multiple changes in its investments with a cumulative amount within one year in excess of US\$ 100 million, such investment(s) or change(s) shall be subject to prior written consent of the Lender; For the purpose of this Section 21.11, "investment" means, as to any person, any direct or indirect investment by such person, whether by means of (a) the purchase or other acquisition of capital stock or other securities of another person, (b) a capital contribution to, or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another person, including any partnership or joint venture interest in such other person, or (c) the purchase or other acquisition of assets of another person that constitute a business unit. The amount of any investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such investment.

十二、借款人和/或其他各借款人集团成员拟进行任何并

购、合并、分立、被承包经营或类似安排（合并除外），借款人应提前 30 个营业日将有关并购、合并、分立、承包经营等方案及详细情况通知贷款人，并征得贷款人的事先书面同意才可进行。上述方案或安排不得损害贷款人在本合同项下的合法权益；

21.12 Where the Borrower and/or any other Borrower Group Member intends to undertake any acquisition, merger, division, contracting the entire business out to a third party, or similar arrangements (other than the Merger), the Borrower shall inform the Lender of the plan and details of such transactions 30 Business Days in advance, and shall not proceed with such transactions without the prior written consent of the Lender. The above-mentioned plan or arrangement shall not impair the lawful interests of the Lender under this Contract;

十三、借款人和其他各借款人集团成员不得签署任何足以损害贷款人利益的任何协议或文件，或从事任何足以重大损害贷款人利益的任何事项；

21.13 None of the Borrower and any other Borrower Group Member shall sign any agreement(s) or document(s), or conduct any activity, where, in each case, the Lender's interests may be materially impaired thereby;

十四、在贷款发放之后，本合同项下借款人或担保人或发起人质押人的财务状况发生重大不利变化，且贷款人认为将因此严重不利影响借款人按照第 12 条偿还贷款的能力或担保人或发起人质押人履行担保合同或质押合同能力的，借款人应在贷款人要求的限期内补足担保，并由相关担保人与贷款人依法签订有效的担保合同；

21.14 Upon the occurrence of any Material Adverse Change (which occurs after the funding of the Facility on the Withdrawal Date) in the financial situation of the Borrower or any Guarantor or any Sponsor Pledgor which the Lender determines materially and adversely affects the ability of the Borrower to repay the Loan in accordance with section 12 or the ability of the Guarantors or Sponsor Pledgors to perform relevant Guarantee Contracts or Pledge Contracts, the Borrower shall, within the time limit required by the Lender, provide additional guarantee, and the relevant guarantor(s) and the Lender shall enter into a valid guarantee contract;

十五、借款人和/或其他各借款人集团成员如变更企业名称、住所、注册资本、经营范围、公司类型，修改公司章程，或财务政策发生变化的，如果该变化发生在提款日之前或提款日当日，借款人应提前 3 日书面通知贷款人，并将有关资料报贷款人备案；如果该变化发生在提款日之后，借款人应提前 30 日书面通知贷款人，并将有关资料报贷款人备案。借款人和/或其他各借款人集团成员法定代表人或财务负责人发生变化的，应及时书面通知贷款人；

21.15 In the circumstances that the Borrower and/or any other Borrower Group Member changes its name, domicile, registered capital, business scope or organizational form, amends its articles of association, or makes any change in the financial policies, if such changes happen prior to or on the Withdrawal Date, the Borrower shall inform the Lender by sending a three day prior written notice and shall file the relevant documents with the Lender; if such changes happen after the Withdrawal Date, the Borrower shall inform the Lender by sending a thirty day prior written notice and shall file the relevant documents with the Lender. The Borrower shall inform the Lender in writing timely if there is a material change in the legal representative or financial officer of the Borrower and/or any other Borrower Group Member;

十六、借款人和其他各借款人集团成员应对其经营保持正确的账户记录和账册，并在任何合理的时间内，允许贷款人和/或贷款人指派的专业顾问对借款人和/或其他各借款人集团成员的账户记录和账册进行查访和检查，但贷款人的查访和检查不

应不合理地影响借款人或其他各借款人集团成员的正常运营；

21.16 The Borrower and all other Borrower Group Members shall keep correct account records and books for their business operations, and shall allow the Lender and/or the consultant appointed by the Lender to access and examine the same at any reasonable time, provided that such access and examination shall not unreasonably interrupt the normal business operation of the Borrower or such other Borrower Group Member;

十七、如借款人和/或其他各借款人集团成员订立的任何重大协议项下发生任何违约事件，借款人应在知道或应当知道发生该等违约事件之日起 3 个营业日内书面通知贷款人；

21.17 The Borrower shall inform the Lender in writing within three (3) Business Days after it has actual or constructive knowledge of the occurrence of any default event under any Material Agreement signed by the Borrower and/or any other Borrower Group Member;

十八、自本合同签署后，如发生涉及借款人和/或其他各借款人集团成员的任何重大仲裁、诉讼或行政程序，借款人应在知道或应当知道发生该等事件之日起 3 个营业日内书面通知贷款人；

21.18 The Borrower shall inform the Lender in writing within three (3) Business Days after it has actual or constructive knowledge of the occurrence of any Material Arbitration, Litigation or Administrative Proceeding involving the Borrower and/or any other Borrower Group Member after the execution of this Contract;

十九、未经贷款人事先书面同意，借款人和/或其他各借款人集团成员不得向第三方提供贷款（不包括一家借款人集团成员向另一家借款人集团成员提供的贷款）或任何形式的担保；

21.19 The Borrower and/or any other Borrower Group Member shall not provide any loan (other than loans from one Borrower Group Member to another Borrower Group Member) or guarantee in any form to any third party without the prior written consent of the

Lender;

二十、借款人应配合贷款人对借款人进行的信用评级工作，并按贷款人的要求提供相关资料；

21.20 The Borrower shall cooperate with the Lender in its credit ratings of the Borrower and provide relevant documents required by the Lender;

二十一、Full Alliance 及其子公司应在本合同项下贷款完全清偿之前遵守下述财务指标：

21.21 Full Alliance and its Subsidiaries shall comply with the following financial ratios before the Facility hereunder is fully repaid

1、资产负债率（资产负债率＝负债总额/总资产×100%）不高于 75 %；

(i) Asset-liability ratio (Asset-liability ratio= total liabilities / total assets×100%) shall not be higher than 75%;

2、或有负债率（或有负债率＝或有负债额/负债总额）不高于 50 %；

(ii) Contingent liabilities ratio (Contingent liabilities ratio= contingent liabilities amount/ total liabilities amount) shall not be higher than 50%;

二十二、借款人和其他各借款人集团成员应维持其存续，以正当和有效的方式经营其业务，并遵守所有对其适用的法律、法规、授权、协议和义务，支付其所有应付的到期税款；借款人在对任何目标企业集团成员的经营作出任何实质性改变之前应事先征得贷款人的书面同意；

21.22 The Borrower and each other Borrower Group Member shall maintain their subsistence and operate their business in a legitimate and effective manner, comply with all applicable laws, regulations, authorizations, agreements and perform their obligations, and pay all the due and payable taxes; the Borrower shall obtain the Lender's prior written consent before making any material changes to the operation of any Target Group Member;

二十三、借款人和其他各借款人集团成员应当及时获得拥有其资产、建设、经营本项目和履行本合同所需要的所有批准、许可、同意、登记和备案，并维持该等事项持续有效；

21.23 The Borrower and each other Borrower Group Member shall complete all the approval, permit, consent, registration and filing procedures required for possessing their assets, constructions and operations, and performing this Contract in a timely manner, and shall keep the same in full force and effect;

二十四、借款人和其他各借款人集团成员应当确保不会减少其注册资本，并且借款人每年在清偿完毕其在本合同项下所有当年应付款项前不得向股东分配红利或以其他方式向股东分配其他收益；

21.24 The Borrower and each other Borrower Group Member shall ensure not to reduce its registered capital. The Borrower shall not distribute dividend to its shareholders or make any other income distribution to its shareholders before full repayment of all the due and payable amount under this Contract in each year;

二十五、在清偿本合同项下的全部应付款项前，借款人不得并应促使 Full Alliance 不得以任何方式偿还股东提供的贷款（已向贷款人披露过的，并需在并购生效时前后偿还的贷款除外）；

21.25 Except for those loans disclosed to the Lender which are to be repaid on or about the Acquisition Effective Time, the Borrower shall not, and shall procure that Full Alliance shall not, repay any loan provided by its shareholder(s) by any means before full repayment of all the due and payable amount under this Contract;

二十六、若借款人或其他各借款人集团成员的公司结构拟发生任何变化，则借款人应当在股权结构拟发生变化之日前 60 日将该等情况书面通知贷款人，并征得贷款人事先书面同意后才可进行。借款人和其他各借款人集团成员的公司结构需符合中国及有关国家法律的规定且符合有关部门的批准要求（如适

用）；

21.26 If the corporate structure of the Borrower or any other Borrower Group Member is proposed to change, the Borrower shall notify the Lender in writing 60 days before such proposed change and shall not proceed with such change without the Lender's prior written consent. The corporate structure of each of the Borrower and other Borrower Group Members shall comply with the provisions of the laws of China and other relevant nations and be in line with the approval requirements of relevant authorities (if any);

二十七、借款人和其他各借款人集团成员不得订立可能对其财务或者其他情况产生实质性不利变化的任何协议；

21.27 None of the Borrower and other Borrower Group Members shall enter into any agreement, which may have any material adverse effect on its financial or other situations;

二十八、借款人和其他各借款人集团成员不得与其关联方订立不符合公平交易原则的任何合同或协议；或向其关联方支付任何不符合公平交易原则的款项；

21.28 None of the Borrower and other Borrower Group Members shall enter into any contracts or agreements with their Affiliates, which are not on an arm's length basis, or make any payment to their Affiliates, which are not on an arm's length basis;

二十九、借款人和永业农丰应当按照第十六条的约定开立项目账户，按本合同的规定使用该等账户，并接受并积极配合贷款人及其经办分行、结算经办行对该等账户的监管；

21.29 The Borrower and Yongye Nongfeng shall open Project Accounts in accordance with the provisions of Article 16, use such accounts pursuant to the provisions of this Contract, accept and cooperate with the supervision and management of such accounts by the Lender and its Lending Office and Settling Office;

三十、借款人和其他借款人集团成员就其分红策略，包括条件、期限、顺序、比例等其他重要事项，做出任何改变前应

征得贷款人书面同意；借款人应确保其他借款人集团成员不得订立或维持禁止、限制其分红或作其他收益分配的协议或者对其分红或其他收益分配附加条件限制的协议，但法律或本合同另有规定的除外；借款人应确保其他借款人集团成员在每个财务年度在法律许可的范围内分配红利和/或作其他收益分配/转让，以便借款人能够按照本合同条款偿还贷款；借款人在收到分红或其他收益或分配时应立即存入偿债资金专用账户；

21.30 The Borrower and all other Borrower Group Members shall obtain the Lender's prior written consent before making any changes to their dividend distribution policies including conditions, terms, order of priority, proration and other important matters. The Borrower shall ensure that none of the other Borrower Group Members shall enter into or maintain any agreements prohibiting, restricting or conditioning their distribution of dividends or other incomes, unless otherwise required by laws or this Contract; the Borrower shall ensure that the other Borrower Group Members will distribute dividends and/or make distribution/transfer of other incomes within the scope permitted by laws every fiscal year, so that the Borrower may repay the Facility in accordance with the terms of this Contract; the Borrower shall transfer the dividends or other incomes into the Special Account for Loan Repayment immediately after receipt of the same;

三十一、借款人应确保向贷款人提供的为借款人在本合同下的支付义务和担保人在担保合同下的义务及各发起人质押人在相关质押合同下的义务（就为该等义务向贷款人提供的担保而言）在清偿次序上始终高于借款人或担保人或上述发起人质押人的其他债权人对其拥有的债权，但法律规定的通常适用于公司的优先偿还的债权除外；

21.31 The Borrower shall ensure that the security granted to the Lender securing the payment obligations of the Borrower under this Contract and the obligations of each Guarantor under the relevant Guarantee Contract and the obligations of each Sponsor Pledgor under the relevant Pledge Contract rank senior (to the extent of the security granted to the Lender for such obligations) to the claims of other creditors of the Borrower or such Guarantor or such Sponsor Pledgor, except for obligations mandatorily preferred by law applying to companies generally.

三十二、借款人应立即支付其在项目合同项下所有到期应付的款项，并采取所有合理可行的措施保护其在项目合同下的权利及救济；

21.32 The Borrower shall pay all amounts due and payable under any Project Contract immediately, and take all reasonable and feasible measures to protect its rights and reliefs under the Project Contracts;

三十三、借款人应确保在并购生效时之后 90 个营业日内目标企业股份从纳斯达克证券交易所退市并依修订的美国《1934 年证券交易法》之规定取消其证券的注册；和

21.33 The Borrower shall make sure that shares of the Target Company will be delisted from NASDAQ and deregistered in accordance with the Securities Exchange Act of 1934 (as amended) within 90 Business Days after the Acquisition Effective Time; and

三十四、借款人应当根据贷款人的不时要求，向贷款人提供令其合理地满意的应收账款、应付账款、存货等真实财务状况的书面报告。

21.34 The Borrower shall, upon the Lender's request from time to time, provide the Lender with a written report to the reasonable satisfaction of the Lender on its true financial situations, such as receivables, accounts payables and inventory.

三十五、借款人应促使永业农丰在法律允许的范围内最大限度地向境外股东支付红利或进行其他支付，支付额度及支付时间应足以满足借款人在该财政年度按时履行本合同项下的还款义务。

21.35 The Borrower shall procure Yongye Nongfeng pays out the maximum legally permissible amount of dividends and/or distributions in each financial year to its shareholders, in such amounts and at such times as are necessary to enable the Borrower to meet all of its payment obligations under this Facility Contract in respect of that financial year at the time required.

第二十二条 贷款人的权利

Article 22 The Lender's Rights

一、贷款人有权按本合同约定回收贷款本息并收取相关费用；

22.1 The Lender shall have the right to the repayment of the principal and accrued interests, as well as charging relevant fees, as agreed in this Contract or IOU;

二、贷款人有权了解、检查、监督借款人的贷款使用以及本项目推进中的计划执行、财务收支等情况；

22.2 The Lender shall have the right to know, examine and supervise the Borrower's use of the Facility, plan implementation and cash inflow and outflow and other situations during the process of the Project;

三、贷款人在本合同期限内有权对借款人信用进行年度复审。

22.3 The Lender shall have the right to conduct annual review on the Borrower's creditability within the term of this Contract.

四、贷款人有权根据本合同的规定提前收回贷款。

22.4 The Lender shall have the right to accelerate the repayment of the Facility based on the provisions of this Contract.

第二十三条 担保

Article 23 Guarantees

一、本合同下的贷款采取以下担保和风险缓释措施：

23.1 The Facility under this Contract shall be secured by the following security and risk relief methods:

（一）吴子申先生以及钟兴梅女士以其持有的东荣的全部股权提供质押担保。

23.1.1 A pledge of all the shares of the Orient Blossom by Mr. Wu Zishen and Ms. Zhong Xingmei.

（二）东荣、MSPEA 以及 Lead Rich 分别以其持有的 Full Alliance 的股权提供质押担保。

23.1.2 A pledge of all the shares of Full Alliance by each of the Orient Blossom, MSPEA and Lead Rich.

（三）Full Alliance 以其持有的借款人全部股权提供质押担保。

23.1.3 A pledge of all the shares in the Borrower by Full Alliance.

（四）并购生效时之后，借款人以其持有的目标企业的全部股权提供质押担保。

23.1.4 A pledge of all the shares in the Target Company by the Borrower upon the Acquisition Effective Time.

（五）包商银行向贷款人提供金额为 3300 万美元或等值人民币的保函担保。

23.1.5 A letter of guarantee provided by Baoshang Bank in the amount of 33,000,000 U.S. dollars or equivalent amount in RMB.

（六）目标企业以其持有的 Fullmax Pacific 的全部股权提供质押担保。

23.1.6 A pledge of all the shares in Fullmax Pacific by the Target Company.

（七）Fullmax Pacific 以其持有的 Asia Standard Oil 的全部股权提供质押担保。

23.1.7 A pledge of all the shares in Asia Standard Oil by Fullmax Pacific.

（八）并购生效时后 90 个营业日内，各相关方将对永业农丰股权进行调整，使得 Asia Standard Oil 持有永业农丰 100% 的股权。Asia Standard Oil 将以其持有的永业农丰 100% 的股权提供质押担保。为此，Asia Standard Oil、内蒙永业、永业农

丰、借款人、东荣及吴子申先生应向贷款人出具在形式和内容上被贷款人合理认可的承诺函，承诺：

23.1.8 Relevant parties shall cause the equity interests in Yongye Nongfeng to be changed within ninety Business Days after the Acquisition Effective Time to the effect that Asia Standard Oil will hold 100% of the equity interests in Yongye Nongfeng. Asia Standard Oil will pledge the 100% shares in Yongye Nongfeng in favor of the Lender. For such purpose, a commitment letter from each of Asia Standard Oil, Inner Mongolia Yongye, Yongye Nongfeng, the Borrower, Orient Blossom and Mr. Wu Zishen to the Lender, in form and substance reasonably acceptable to the Lender, undertaking that:

1、在并购生效时后的 90 个营业日内，他们将促使永业农丰的股权进行调整，使 Asia Standard Oil 持有永业农丰 100%股权；

They shall cause the equity interests in Yongye Nongfeng to be changed within ninety Business Days after the Acquisition Effective Time to the effect that Asia Standard Oil will hold 100% of the equity interests in Yongye Nongfeng;

2、在永业农丰股权完成上述调整之前，Asia Standard Oil 不会将其持有的永业农丰 98.8%股权、内蒙永业不会将其持有的永业农丰 1.2%股权，向其他第三方提供任何形式的质押；

Before the completion of such change, Asia Standard Oil will not pledge 98.8% of the equity interest it holds in Yongye Nongfeng nor Inner Mongolia Yongye will pledge 1.2% of the equity interest it holds in Yongye Nongfeng in favor of any third party;

3、Asia Standard Oil 所持有的上述永业农丰 100%股权将向贷款人提供股权质押担保。担保人将在并购生效时后的 90 个营业日内按照中国及香港地区法律的规定，办理使该担保合同及其项下担保权利合法、有效、可执行所必需的全部审批、核准、登记、备案等程序，并向贷款人提供有关证明文件；

Asia Standard Oil will pledge 100% of the equity interests it holds in Yongye Nongfeng in favor of the Lender. The Guarantor shall conduct all the approval, permit, registration, filing and other procedures required for the legality, effectiveness and enforceability of such Guarantee Contract and the security thereunder, in accordance with laws of China and Hong Kong, and provide relevant evidence to the Lender within ninety Business Days after the Acquisition Effective Time;

4、为了完成上述永业农丰股权结构调整和股权质押，所涉各方及其所属人员应予以充分配合，尽最大努力在上述期限内尽快完成。

In order to complete the change in the equity interests in Yongye Nongfeng and the pledge of such equity interests, all parties concerned and their respective employees shall fully cooperate and use their best efforts to complete the same within the above-mentioned time period.

（九）永业富民在合法取得位于内蒙古武川县枳芨滩泥炭资源的采矿权证（以下简称"采矿权"）后，应以该采矿权或为贷款人认可的其他资产向包商银行提供抵押担保。包商银行将基于该反担保向贷款人提供在形式、内容和金额上被贷款人合理认可的保函担保。为此，吴子申先生、永业富民以及包商银行应分别向贷款人出具形式和内容为贷款人所合理认可的承诺函。

23.1.9 Yongye Fumin shall mortgage the mining right for production of humic acid bearing resources located in Zhijitan, Wuchuan county, Inner Mongolia ("Mining Right") after it legally obtains the same or other assets agreed by the Lender in favor of Baoshang Bank. Baoshang Bank shall provide a letter of guarantee in form, substance and amount reasonably acceptable to the Lender in favor of the Lender based on above counter-guarantee provided by Yongye Fumin. For such purpose, Mr. Wuzishen and Yongye Fumin as well as Baoshang Bank shall provide commitment letters, in form and substance reasonably acceptable to the Lender.

（十）永业农丰向贷款人出具为其所合理认可的承诺函，承诺在本合同项下贷款本息及其他应支付款项全部偿还完毕

前，永业农丰所拥有专利权，未经贷款人事先书面同意，不得向任何第三方转让或提供担保。

23.1.10 a commitment letter from Yongye Nongfeng to the Lender in form and substance reasonably acceptable to the Lender, undertaking not to transfer to, or collateralize in favor of, any third party, certain patent rights owned by Yongye Nongfeng without prior written consent of Lender before all the principal and accrued interests on the Facility hereunder as well as other due and payable amount have been fully paid off.

（十一）借款人向贷款人出具为其所合理认可的承诺函，承诺:

23.1.11 A commitment letter from the Borrower to the Lender, in form and substance reasonably acceptable to the Lender, undertaking:

1、在按照本合同约定的还款计划偿还完毕当年贷款本息及其他应支付款项前，借款人当年不向股东进行分红;

23.1.11.1 not to distribute dividend to its shareholder(s) in any year before the principal and accrued interests on the Facility, as well as other due and payable amount have been fully paid off pursuant to the repayment plan hereunder for that year;

2、在本合同项下贷款本息及其他应支付款项全部偿还完毕前，未经贷款人事先书面同意，其所直接、间接持有的下属子公司的股权不得向任何第三方转让或用此提供担保（但第21.10条批准的除外）;

23.1.11.2 not to transfer or collateralize any equity interests in any of its direct or indirect Subsidiaries without prior written consent of the Lender before all the principal and accrued interests on the Facility as well as other due and payable amount hereunder have been fully paid off (other than as permitted by Section 21.10);

3、在本合同项下贷款本息及其他应支付款项全部偿还完毕前，任意借款人集团成员今后上市所募集的资金优先用于偿还贷款人在本合同项下贷款本息及其他应支付款项，借款人应促使该借款人集团成员在其证券发行文件中明确说明募得资金

将优先用于偿还本贷款。

23.1.11.3 to prioritize the payment to the Lender of the principal and accrued interests on the Facility as well as other due and payable amount hereunder first using any proceeds raised from the Listing of any Borrower Group Member until all the principal and accrued interests on the Facility, as well as other due and payable amount hereunder have been fully paid off; in the case of such Listing, the Borrower shall cause such Borrower Group Member to explicitly disclose in its securities offering instruments that the proceeds raised in such public offering will be prioritized in the repayment of the Facility.

（十二）发起人（不包括 MSAPEA、Lead Rich 及钟兴梅女士）向贷款人出具为其所认可的承诺函，承诺：

23.1.12 A commitment letter from each Sponsor (not including MSPEA, Lead Rich and Ms. Zhong Xingmei) to the Lender in form and substance acceptable to the Lender, undertaking:

1、在借款人按照本合同约定的还款计划偿还完毕当年贷款本息及其他应支付款项前，当年不从借款人处获得股东分红；

23.1.12.1 not to acquire any dividend from the Borrower in any year before the principal and accrued interests on the Facility, as well as other due and payable amount in that year have been fully paid off in accordance with the repayment plan hereunder;

2、在本合同项下贷款本息及其他应支付款项全部偿还完毕前，未经贷款人事先书面同意，不得向任何第三方转让其所直接或间接持有的借款人股权或以该股权提供担保；

23.1.12.2 not to transfer or collateralize any of the equity interests in the Borrower it directly or indirectly holds without prior written consent of the Lender until all the principal and accrued interests on the Facility, as well as other due and payable amount hereunder have been fully paid off;

3、在本合同项下贷款本息及其他应支付款项全部偿还完毕前，任意借款人集团成员今后上市所募集的资金优先用于偿

还贷款人在本合同项下贷款本息及其他应支付款项。其应促使该借款人集团成员在其证券发行文件中明确说明募得资金将优先用于偿还本贷款。

23.1.12.3 to prioritize the payment to the Lender of the principal and accrued interests on the Facility as well as other due and payable amount hereunder first using any proceeds raised from the Listing of any Borrower Group Member until all the principal and accrued interests on the Facility, as well as other due and payable amount hereunder have been fully paid off; in the case of such Listing, to cause such Borrower Group Member to explicitly disclose in its securities offering instruments that the proceeds raised in such public offering will be prioritized in the repayment of the Facility.

（十三）吴子申先生向贷款人出具为其所合理认可的承诺函，承诺:

23.1.13 A commitment letter from Mr. Wu Zishen to the Lender in form and substance reasonably acceptable to the Lender, undertaking that:

1. 截至出具承诺函之日，其直接持有借款人集团成员股份或目标企业集团成员股份或通过各种方式（包括但不限于间接持股、收购、信托、代持、投票权、回购、可转换债券等方式）取得借款人集团成员或目标企业集团成员的经营权、收益权或决策权的行为，不违反中国外汇管理法律法规。其已经办理必需的外汇审批、登记手续或无需办理有关外汇审批、登记手续。

As of the date of the Commitment Letter, its direct ownership of any shares in any Borrower Group Member or any Target Group Member, or its acquisition of the management right, the right to the profit or the right to make decisions in respect of any Borrower Group Member or any Target Group Member by any means (including but not limited to indirect holding shares, acquisition, trust, nominal shareholder, voting right, re-purchase, convertible notes, etc.) has not violated and does not violate any foreign-exchange related laws and regulations of China. He has completed necessary foreign-exchange approval and/or registration procedures, or is not required to complete such foreign-exchange approval and/or registration procedures.

2、将来其按照借款人提出的且为贷款人认可的退市交易结构直接持有借款人集团成员股份或目标企业集团成员股份或通过各种方式（包括但不限于间接持股、收购、信托、代持、投票权、回购、可转换债券等方式）取得借款人集团成员或目标企业集团成员的经营权、收益权或决策权等行为符合中国有关外汇管理法规的规定。如依据中国法律应办理有关外汇批准、登记手续，不存在在法定时限内无法获得该外汇批准、登记的法律障碍，其将按照有关规定及时办理该等审批、登记手续。证明上述外汇审批、登记手续已经完成的有关文件，应及时提供给贷款人。

his future direct holding of any shares in any Borrower Group Member or any Target Group Member and its future acquisition of the management right, the right to the profit or the right to make decisions in respect of any Borrower Group Member or any Target Group Member by any means (including but not limited to indirect holding shares, acquisition, trust, nominal shareholder, voting right, re-purchase, convertible notes, etc.) pursuant to the going-private acquisition transaction structure proposed by the Borrower and accepted by the Lender complies with relevant foreign-exchange related laws and regulations of China. If relevant foreign exchange approval and/or registration is required to be obtained according to applicant Chinese law, there is no legal obstacle to obtain such foreign exchange approval and/or registration with the statutory time limit. He shall forthwith obtain such necessary foreign-exchange approval and/or registration in accordance with relevant requirements and will forthwith provide the Lender with relevant documents certifying that the above foreign-exchange approval and/or registration procedures have been completed.

（十四）吴子申先生向贷款人出具在形式和内容上被贷款

人其合理认可的承诺函，就其在本合同下提供的担保承诺:

23.1.14 A commitment letter from Mr. Wu Zishen to the Lender in respect of the security to be provided by him hereunder, in form and substance reasonably acceptable to the Lender, undertaking that:

1、其已尽最大努力获得中国外汇管理部门的批准和/或登记，但截至其出具承诺函之日尚无法取得;

He has used their best efforts to obtain relevant approval and/or registration with relevant foreign exchange administration authorities in China, but has not been able to obtain the same by the date of such commitment letter;

2、自其出具承诺函之日，一旦中国外汇部门开始受理其在本合同下提供的担保的外汇审批和/或登记，则其应立即开始办理并尽最大努力获得相关批准和/或登记;

Once the relevant foreign exchange administration authorities in China starts to accept applications for relevant foreign exchange related approval and/or registration of the security to be provided by them hereunder after the date of the commitment letter, he will immediately file such applications and use their best efforts to obtain such approvals and/or registrations;

3、其将完全履行有关担保合同项下的担保义务，配合办理担保权利的合法成立、实现所需的全部手续。放弃以任何理由（包括未取得中国外汇管理部门批准和/或登记），通过任何方式否定有关担保合同、担保权利的合法性、有效性以及可执行性; 且

He shall fully perform its obligations under the Guarantee Contract to which he is a party, be cooperative in handling all formalities necessary to lawfully establish and enforce the Guarantee contemplated by such Guarantee Contract, renounce any claim he may have to challenge the legality, validity or enforceability of such Guarantee Contract and the underlying Guarantee on any grounds (including failure to obtain approval of and/or registration with the foreign exchange administration authority in China) ; and

4、其承诺向贷款人赔偿由于未能取得中国外汇管理部门批准和/或登记所导致的全部损失。

He undertakes to indemnify the Lender for all losses the Lender may incur as a result of the failure to obtain relevant approval and/or registration with relevant foreign exchange administration authorities in China.

本合同项下贷款资金发放后，如果上述担保不足以有效保障贷款人债权，或担保人或发起人质押人违反担保合同或质押合同中的任何规定、陈述或保证，贷款人有权要求任何借款人集团成员及时提供其他形式的担保。

After the Facility has been funded, the Lender shall have the right to require any Borrower Group Member to forthwith provide other security, if the aforementioned security is not sufficient to effectively protect the Lender's rights or any Guarantor or Sponsor Pledgor breaches any covenant, representation or warranty set forth in the Guarantee Contract or Pledge Contract to which he/she/it is a party.

在借款人根据本合同的约定支付所有到期应付款项的情况下，贷款人有权根据贷款的偿还情况以及借款人集团成员的信用状况，解除本条规定的一项或多项担保及风险缓释措施。各担保人或各发起人质押人可以依据本款的规定向贷款人提出解除其在本条项下提供的一项或多项担保或风险缓释措施的书面申请。贷款人将在收到该申请后的三十个营业日内，根据其内部评估的结果通知有关担保人或发起人质押人对该申请是否予以同意。

The Lender shall have the right to release one or more security or risk relief methods set forth in this section based on the progress of Facility repayment and creditability of the Borrower Group Members, provided that the Borrower has paid all due and payable amounts in accordance with the provisions of this Contract. Each Guarantor or each Sponsor Pledgor may apply for releasing one or more security or risk relief methods it/he/she provides under this section by submitting a written application to the Lender pursuant to this section. The Lender will inform the Guarantor or Sponsor Pledgor whether such application has been agreed based on its internal review within thirty (30) Business Days after the Lender has received the application.

二、担保及风险缓释措施的安排

23.2 The arrangements of the security and risk relief methods:

1、对于本条第一款第（一）项、第（二）项担保，所涉各方应在 Full Alliance 的股权按照已经贷款人认可的方案调整完毕后但最迟不迟于提款前适当签署相关担保合同或质押合同（如适用）。担保人及发起人质押人应按照相关国家和地区法律的规定，办理使该担保合同及质押合同及其项下担保权利合法、有效、可执行所必需的全部审批、核准、登记、备案等程序，并向贷款人提供有关证明文件。该等证明文件以及经所涉及各方适当签署的上述担保合同及质押合同将成为本合同第八条项下规定的提款前提条件之一。

23.2.1 For the securities contemplated in Sections 23.1.1 and 23.1.2, the parties thereto shall properly execute relevant Guarantee Contracts or Pledge Contract (as applicable) after share structure of Full Alliance is finalized pursuant to the plan accepted by the Lender (but in no event later than the drawdown of the Facility). Each Guarantor and each Sponsor Pledgor shall conduct all the approval, permit, registration, filing and other procedures required for the legality, effectiveness and enforceability of such Guarantee Contract and Pledge Contract and the security thereunder, in accordance with laws of relevant countries or regions, and provide relevant evidence to the Lender. Such evidence and the above-mentioned Guarantee Contracts and Pledge Contracts properly executed by the parties thereto shall constitute one of the conditions precedent for drawdown as provided in Article 8.

2、对于本条第一款第（三）项担保措施下的担保合同，所涉及各方应当在本合同签订当日或之前适当签署完毕。担保人应按照相关国家和地区法律的规定，办理使该担保合同及其项下担保权利合法、有效、可执行所必需的全部审批、核准、登记、备案等程序，并向贷款人提供有关证明文件。该等证明文件以及经所涉及各方适当签署的上述担保合同将成为本合同第八条项下规定的提款前提条件之一。

23.2.2 For the Guarantee Contract contemplated in Section 23.1.3, the parties thereto shall properly execute the Guarantee Contract on or before the signing date of this Contract. The Guarantor shall conduct all the approval, permit, registration, filing and other procedures required for the legality, effectiveness and enforceability of such Guarantee Contract and the security thereunder, in accordance with laws of relevant countries and regions, and provide relevant evidence to the Lender. Such evidence and properly executed Guarantee Contract shall constitute one of the conditions precedent for drawdown provided in Article 8.

3、对于本条第一款第（四）项担保措施下的担保合同，所涉及各方应在提款日前适当签署，该担保合同应当在并购生效时立即生效。经所涉及各方适当签署的上述担保合同将成为本合同第八条项下规定的提款前提条件之一。该担保合同项下的担保人应在并购生效时后的 2 个营业日内，按照相关国家和地区法律的规定，办理使该担保合同及其项下担保权利合法、有效、可执行所必需的全部审批、核准、登记、备案等程序，并向贷款人提供有关证明文件。该等证明文件将成为本合同第八条第四款规定的后决条件之一。

23.2.3 For the Guarantee Contract contemplated in Section 23.1.4, such parties thereto shall properly execute the Guarantee Contract prior to the Withdrawal Date and such Guarantee Contract will take effect immediately upon the Acquisition Effective Time. Such Guarantee Contract properly executed by the parties thereto shall constitute one of the conditions precedent for drawdown in

Article 8. The Guarantor under such Guarantee Contract shall, within two Business Days after the Acquisition Effective Time, conduct all the approval, permit, registration, filing and other procedures required for the legality, effectiveness and enforceability of such Guarantee Contract and the security thereunder, in accordance with laws of relevant countries and regions, and provide relevant evidence to the Lender. Such evidence shall constitute one of the conditions subsequent provided in Article 8.4 hereof.

4、对于本条第一款第（五）项担保措施下的保函，包商银行应当在提款日前适当签署，该保函将在并购生效时立即生效。经所涉及各方适当签署的上述保函将成为本合同第八条项下规定的提款前提条件之一。

23.2.4 For the letter of guarantee contemplated in Section 23.1.5, Baoshang Bank shall properly execute such letter of guarantee prior to the Withdrawal Date and such letter of guarantee will take effect immediately upon the Acquisition Effective Time. Such properly executed letter of guarantee shall constitute one of the conditions precedent for drawdown as provided in Article 8 hereof.

5、对于本条第一款第（六）项及第（七）项担保措施下的担保合同，所涉及各方应当在提款日前适当签署，该担保合同将在并购生效时立即生效。经所涉及各方适当签署的上述有关担保合同将成为本合同第八条项下规定的提款前提条件之一，但将一直以符合第 8.3.7 条为前提。该等担保合同项下的各担保人应在并购生效时后的 45 个营业日内按照相关国家和地区法律的规定，办理使该担保合同及其项下担保权利合法、有效、可执行所必需的全部审批、核准、登记、备案等程序，并向贷款人提供有关证明文件。该等证明文件将成为本合同第八条第四款规定的后决条件之一。

23.2.5 For each of the Guarantee Contracts contemplated in Sections 23.1.6, and 23.1.7 the parties thereto shall properly execute such Guarantee Contract prior to the Withdrawal Date and such Guarantee Contract will take effect immediately upon Acquisition Effective Time. Each such Guarantee Contract properly executed by the parties thereto shall constitute one of the conditions precedent for drawdown in Article 8, subject always to Section 8.3.7. The Guarantor under each such Guarantee Contract shall, within forty-five Business Days after the Acquisition Effective Time, conduct all the approval, permit, registration, filing and other procedures required for the legality, effectiveness and enforceability of such Guarantee Contract and the security thereunder, in accordance with laws of relevant countries and regions, and provide relevant evidence to the Lender. Each such evidence shall constitute one of the conditions subsequent provided in Section 8.4.

6、对于本条第一款第（八）项担保措施下的承诺函，所涉及各方应当在提款日前适当签署，该承诺函将在并购生效时立即生效。经所涉及各方适当签署的上述承诺函将成为本合同第八条项下规定的提款前提条件之一，但将一直以符合第 8.3.7 条为前提。

对于本条第一款第（八）项担保措施下的担保合同，所涉及各方应当在提款日前适当签署，在并购生效时后，该担保合同将在经中国有关政府部门批准后立即生效。经所涉及各方适当签署的上述有关担保合同将成为本合同第八条项下规定的提款前提条件之一，但将一直以符合第 8.3.7 条为前提。该担保合同项下的担保人应在并购生效时后的 90 个营业日内，按照中国及香港地区法律的规定，办理使该担保合同及其项下担保权利合法、有效、可执行所必需的全部审批、核准、登记、备案等程序，并向贷款人提供有关证明文件。该等证明文件将成为本合同第八条第四款规定的后决条件之一。

23.2.6 For the commitment letter contemplated in Sections 23.1.8, the parties thereto shall properly execute such commitment letter prior to the Withdrawal Date and such commitment letter will take effectimmediately upon the Acquisition Effective Time. Such properly executed commitment letter shall constitute one of the conditions precedent for drawdown as provided in Article 8 hereof, subject always to Section 8.3.7.

For the Guarantee Contract contemplated in Section 23.1.8, such parties thereto shall properly execute the Guarantee Contract prior to the Withdrawal Date and such Guarantee Contract will take effect immediately after the Acquisition Effective Time upon being approved by relevant Chinese government authority. Such Guarantee Contract properly executed by the parties thereto shall constitute one of the conditions precedent for drawdown in Article 8, subject always to Section 8.3.7. The Guarantor under such Guarantee Contract shall, within ninety Business Days after the Acquisition Effective Time, conduct all the approval, permit, registration, filing and other procedures required for the legality, effectiveness and enforceability of such Guarantee Contract and the security thereunder, in accordance with laws of China and HongKong, and provide relevant evidence to the Lender. Such evidence shall constitute one of the conditions subsequent provided in Article 8.4 hereof.

7、对于本条第一款第（九）项担保措施下的吴子申先生、永业富民出具的承诺函，所涉及各方应当在提款日前适当签署，该承诺函将在并购生效时立即生效；包商银行出具的承诺函，应当在贷款发放前适当签署。经所涉及各方适当签署的上述承诺函将成为本合同第八条项下规定的提款前提条件之一，但吴子申先生和永业富民所出具的承诺函将一直以符合第8.3.7条为前提。

永业富民和包商银行应在采矿权具备可担保条件后的在 65 个营业日内办理完毕与该采矿权或为贷款人认可的其他资产的抵押有关的担保合同的签署及担保合同项下担保权利合法、有效、可执行所必需的全部审批、核准、登记、备案等程序。包商银行应在该程序完成后的 5 个营业日内，适当签署完毕其向贷款人出具的在第 23.1.9 条中约定的保函。经所涉及各方适当签署的保函将成为本合同第八条第四款规定的后决条件之一。

永业富民应在采矿权具备可提供担保条件后的 3 个营业日内书面通知贷款人和包商银行。

23.2.7 For the commitment letter contemplated in Section 23.1.9 provided by Mr. Wuzishen and Yongye Fumin, the parties thereto shall properly execute such commitment letter prior to the Withdrawal Date and such commitment letter will take effect immediately upon the Acquisition Effective Time. For the letter of intent contemplated in Section 23.1.9 provided by Baoshang Bank, Baoshang Bank shall properly exeute such commitment letter before disbursement of the Facility. The properly executed commitment letters referred to in this section 23.2.7 shall constitute one of the conditions precedent for drawdown as provided in Article 8 hereof, however the commitment letters provided by Mr. Wuzishen and Yongye Fumin shall be subject always to Section 8.3.7.

Yongye Fumin and Baoshang Bank shall execute relevant guarantee contract regarding the mortgage of Mining Right or other assets agreed by the Lender and conduct all the approval, permit, registration, filing and other procedures required for the legality, effectiveness and enforceability of such guarantee contract and the security thereunder within sixty-five Business Days after the Mining Right becomes mortgageable. Baoshang Bank shall properly execute the letter of guarantee contemplated in Section 23.1.9 in favor of the Lender within five Business Days thereafter. Such executed letter of guarantee shall constitute one of the conditions subsequent provided in Section 8.4.

Yongye Fumin shall notify the Lender in writing three Business Days after the underlying property becomes mortgageable.

8、对于本条第一款第（十一）项至（十四）项风险缓释措施下的承诺函，所涉及各方应当在本合同签订当日或之前适当签署完毕。经所涉及各方适当签署的上述承诺函将成为本合同第八条项下规定的提款前提条件之一。

对于本条第一款第（十）项风险缓释措施下的承诺函，永业农丰应当在提款日前适当签署，该承诺函将在并购生效时立即生效。经永业农丰适当签署的上述承诺函将成为本合同第八条项下规定的提款前提条件之一，但将一直以符合第 8.3.7 条

为前提。

23.2.8 For each of the commitment letters contemplated in Sections 23.1.11 through 23.1.14, the parties thereto shall properly execute such commitment letter on or before the signing date of this Contract. Such properly executed commitment letter shall constitute one of the conditions precedent for drawdown as provided in Article 8 hereof.

For the commitment letter contemplated in Sections 23.1.10, Yongye Nongfeng shall properly execute such commitment letter prior to the Withdrawal Date and such commitment letter will take effect immediately upon the Acquisition Effective Time. Such properly executed commitment letter shall constitute one of the conditions precedent for drawdown as provided in Article 8 hereof, subject always to Section 8.3.7.

第二十四条 借款人的违约事件和违约责任

Article 24 Default Events and Default Liabilities of

Borrower

一、借款人违反或被视为违反本合同第七条、第八条、第十八条、第十九条、第二十条、第二十一条、第二十三条的约定且未能在 30 日内补救，或者在发生第二十一条第十七款或第十八款所述的事件且对借款人的还款能力有重大不利影响，或者借款人在本合同第十七条中做出的任何陈述或保证在重大方面被证明是不正确的或是具有误导性的，或者借款人和/或其他借款人集团成员发生以下事项的，构成借款人在本合同项下的违约：

24.1 There shall be a default by the Borrower if the Borrower breaches or is deemed to breach its covenants specified in Article 7, Article 8, Article 18, Article 19, Article 20, Article 21, or Article 23 which the Borrower could not cure within 30 days, or an event described in Section 21.17 or Section 21.18 has occurred and such event will have a material adverse effect on the Borrower's debt-repayment ability, or any representations or warranties made by the Borrower in Article 17 hereof are proved to be incorrect, or misleading in any material respect or any of the following events has occurred to the Borrower and/or any other Borrower Group Member:

1、并购协议或对本项目完成有重大影响的其他项目合同因任何原因无效、无法继续履行、被终止，且借款人不能在合理时间内予以补救的；

24.1.1 The Acquisition Agreement or any other Project Contract materially affecting the consummation of this Project is held invalid, impossible to be performed further, or are terminated due to whatsoever reason, which the Borrower could not cure within a reasonable time;

2、 借款人没有清偿到期应付的本合同项下的任何本金或利息或其他应付款项的；

24.1.2 The Borrower fails to repay any due and payable principal or accrued interest or other due and payable amount under this Contract;

3、 借款人和/或其他借款人集团成员进入任何停业、解散、清算、破产、重整、和解、整顿或类似法律程序的；

24.1.3 The Borrower and/or any other Borrower Group Member enters into any closedown, dissolution, liquidation, bankruptcy, restructuring, settlement, reorganization or similar legal proceedings;

4、 借款人和/或其他借款人集团成员的总计市场价值达到或超过 500 万美元 的资产被查封、冻结、扣押、执行、征收、没收或被采取其他类似措施，且该等措施在开始后十五个营业日内未被解除；或

24.1.4 Properties of the Borrower and/or any other Borrower Group Member in an aggregate market value of no less than US$ 5 million are sealed up, frozen, seized, enforced, expropriated, confiscated or being imposed other similar treatments, which have not been lifted within fifteen Business Days following the commencement thereof; or

5、发生任何重大不利变化事件。

24.1.5 Any Material Adverse Change has occurred.

6、合并章程未能在第 8.1.3(8)条规定的日期向内华达州务卿备案或付款代理人未能按照本合同第 8.1.6 条中规定的本方义务将贷款资金根据约定予以返还。

24.1.6 The Articles of Merger are not filed with the Secretary of State of Nevada on the date specified in Section 8.1.3(8) or the Pay Agent fails to comply with its obligation to return the proceeds of the Facility in accordance with the agreement delivered pursuant to clause 8.1.6 of this Contract.

为免疑义，以下任何一种情形均视为并构成借款人在本合同项下的违约：（1）如果借款人以外的任意借款人集团成员未能满足第二十一条所约定的对其他借款人集团成员之要求并在 30 天内未能予以补救；（2）如果任一担保人或发起人质押人未能满足本合同第二十三条所约定的对该担保人或发起人质押人之要求；和/或（3）如果任一担保人或发起人质押人违反了相关担保合同或承质押合同或诺函之约定，且该违反无法（以提供合理的替代担保措施或承诺措施）予以补救，贷款人合理地认为该违反将会产生重大不利变化。

For the avoidance of doubts, any of the following circumstances shall be deemed as and shall constitute a default by the Borrower: (1) any Borrower Group Member, other than the Borrower, fails to meet the requirements for such member provided for in Article 21 and any such failure is not cured within 30 days; (2) any Guarantor or Sponsor Pledgor fails to satisfy the requirements for such member provided for in Article 23 hereunder; and/or (3) any Guarantor or Sponsor Pledgor breaches relevant Guarantee Contract or Pledge Contract or commitment letter, and such breaches could not be cured through providing reasonable alternative security or commitment and the Lender reasonably believes that such breaches would result in a Material Adverse Change.

发生上述任一事件，在不影响贷款人在本合同其它条款项

下或任何适用法律项下拥有的其他救济的前提下，贷款人有权采取下列一项或多项措施：

Upon occurrence of any of the aforementioned events, in addition and without prejudice to any other remedy that may be available to the Lender under any other section of this Contract or under any applicable law, the Lender shall have the right to apply one or more of the following measures:

（一）停止发放贷款；

(i) Cease disbursement of the Facility;

（二）取消尚未提取的贷款承诺金额；

(ii) Cancel the portion of the Commitment which has not been withdrawn;

（三）宣布贷款提前到期，同时要求借款人限期偿还已发放的贷款本息，并有权从借款人和/或任意其他借款人集团成员在贷款人的银行系统开立的任何账户中直接扣收还款资金（在签订本合同时，借款人即已授权贷款人行使上述直接扣收还款资金的权利）；

(iii) Declare the Facility immediately due and payable, require the Borrower to repay the principal disbursed and pay all accrued or outstanding interests within a given time period, and have the right to directly deduct and set off any amount for repayment from any of the accounts opened by the Borrower or any other Borrower Group Member in the bank system of the Lender (when signing this Contract, the Borrower has already authorized the Lender to exercise the said direct set-off right);

（四）单方面解除合同，并同时行使本款第（一）项至第（三）项权利；

(iv) Terminate this Contract unilaterally and simultaneously exercise the rights specified in items (i) through (iii) in this paragraph;

（五）实现担保合同下的担保权益；

(v) Enforce the security interests under the security documents;

（六）依法接管借款人集团的经营权；

(vi) Take over the right to manage and operate the Borrower Group;

（七）采取相关国家和地区法律法规允许的或本合同约定的其他措施。

(vii) Take other measures allowed under the laws and regulations of relevant countries and regions or otherwise provided for in this Contract.

二、借款人发生违反本合同其他约定的任何行为，其应在本合同准据法允许的范围内赔偿贷款人因此遭受的全部损失。

24.2 If the Borrower breaches any other provisions of this Contract it shall indemnify the Lender for all losses it suffers as a result of such breach to the extent permitted by the governing law of this Contract.

三、因借款人的违约行为而发生诉讼，贷款人为该等诉讼支付的律师费和其他费用应由借款人承担。

24.3 If any litigation occurs due to the Borrower's defaults, the attorney fee and other fees paid by the Lender for such litigation shall be borne by the Borrower.

第二十五条 税收、费用和补偿

Article 25 Taxes, Fees and Indemnity

一、借款人应承担与本合同签署和履行有关的一切税费（但贷款人的企业所得税除外），包括但不限于依据美国、开曼群岛、中国和/或香港法律应缴纳的印花税和就贷款人本金和/或利息所得征收的税费包括海外账户税务合规法案扣减（如适用）。如果依据美国、开曼群岛、中国和/或香港法律在借款人向贷款人支付的任何款项中应预提或者扣除任何税费包括海外账户税务合规法案扣减，则借款人应当向贷款人支付一笔额外的款项，以使贷款人收到如同没有该等扣除或预提时本应收到的款项。

25.1 The Borrower shall pay all the taxes and fees relating to the execution and performance of this Contract (excluding the enterprise income tax imposed on the Lender), including but not limited to any stamp tax and taxes to be levied on the Lender's principal and/or interests including a FATCA Deduction (if applicable) in accordance with the laws of the US, Cayman Islands, China and/or Hong Kong. If any taxes including a FATCA Deduction or fees are required to be withheld or deducted from any payment by the Borrower to the Lender according to laws of the US, Cayman Islands, China and/or Hong Kong, then the Borrower shall pay an extra amount to the Lender to the effect that the Lender shall be able to receive an amount that it should have been able to receive in the absence of such deduction or withholding.

二、借款人应承担与本合同之谈判、准备、签署及修改相关的所有合理开支及费用，包括但不限于律师费。

25.2 The Borrower shall pay all reasonable expenses and fees relating to the negotiation, preparation, execution and amendment of this Contract, including but not limited to legal fees.

三、经贷款人要求，借款人应立即向贷款人全额补偿贷款人在任何司法管辖地行使或维护其在本合同项下或任一担保合同或其下任一文件项下的权利而发生的所有合理开支及费用，包括但不限于律师费及诉讼费用或仲裁费用。

25.3 Upon the Lender's request, the Borrower shall promptly pay the Lender all reasonable expenses and fees incurred by the Lender when exercising or protecting its rights under this Contract, any Guarantee Contract or any instrument hereunder or thereunder in any jurisdiction, including but not limited to legal fee and litigation fees or arbitration fees.

四、借款人同意补偿贷款人、其关联方、股东、高管、董事、雇员及代理人（以下合称"受补偿方"）因任何下列事项之一或与任何下列事项之一而致使任何受补偿方所遭受或被追索的任何索赔、诉讼、诉由、损失、成本、责任、损害及与此有关的费用（合称"受补偿之债务"）并使受补偿方免因受补偿之债务的损失或损害：（1）以本合同下的贷款直接或间接、全

部或部分提供融资的任何交易；（2）与本合同所约定的已提供或拟提供的贷款有关的任何实际或威胁提起的调查、诉讼或其它法律程序；或者（3）签署、交付、履行或执行本合同、任何担保合同及依本合同或任何担保合同而签署的任何协议或文件；

但有管辖权的法院认定由于相关受补偿方的重大过失或故意不当行为而引发的受补偿之债务不在受补偿之限。

25.4 The Borrower hereby agrees to indemnify and hold the Lender and each of its Affiliates, shareholders, officers, directors, employees, and agents (collectively, the "Indemnified Parties") free and harmless from and against any and all claims, demands, actions, causes of action, losses, costs, liabilities and damages, and expenses in connection therewith (collectively, the "Indemnified Liabilities"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of or relating to (i) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the Facility hereunder, (ii) any actual or threatened investigation, litigation or other legal proceeding relating to the Facility extended or proposed to be extended as contemplated herein, or (iii) the execution, delivery, performance or enforcement of this Contract, any Guarantee Contract and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party's gross negligence or willful misconduct.

第二十六条 合同的变更和解除

Article 26 Amendment and Termination of this Contract

一、除非本合同另有约定，本合同生效后，任何一方不得单方面变更或解除本合同。对本合同的任何修改或变更必须经贷款人和借款人协商一致，并达成书面协议；

26.1 Unless otherwise provided herein, after this Contract comes into force, no party shall unilaterally amend or terminate this

Contract. Any amendment or changes to this Contract shall be mutually agreed by the Lender and Borrower and shall be made in writing.

即使本合同存在任何相反规定,如果贷款人有理由认为对本合同的任何修改或变更将会导致借款人、担保人、发起人质押人中任何一方被要求进行海外账户税务合规法案扣减，则该修改或变更仅在经贷款人书面同意后方可生效。

Notwithstanding any otherwise provisions in this Contract, if any amendment or changes to this Contract would result in any of the Borrower, the Guarantors or the Sponsor Pledgors being required to make a FATCA Deduction, that amendment or change will not be affected without the written consent of the Lender.

二、在提款日后，贷款人可以随时将本合同项下权利全部或部分转让给其他银行或金融机构。贷款人的上述转让事项应通知借款人；未经贷款人事先书面同意，借款人不得转让其在本合同项下的任何权利或义务;

26.2 At any time after the Withdrawal Date the Lender may assign its rights under this Contract, in whole or in part, to another bank or financial institution. The Lender shall inform the Borrower of such assignment; the Borrower shall not assign any right or obligations herein without the Lender's prior approval in writing;

三、如遇国家法律、法规或政策变化，致使本合同的全部或部分条款不再符合国家法律、法规或政策的要求，借款人和贷款人应及时协商，尽快修改有关条款;

26.3 If all or part of the clauses under this Contract cease to comply with national laws, regulations or policies, due to changes in the national laws, regulations or policies, the Lender and Borrower shall forthwith consult each other, and amend relevant clauses promptly;

四、借款人或贷款人由于不可抗力不能履行合同的，应及时通知对方并采取有效措施防止损失扩大。遭受不可抗力的一方应在事件发生后 5 个营业日内向对方提供该不可抗力事件的

详细情况和有关政府部门出具的有关该不可抗力事件的发生及影响的证明文件。借款人和贷款人应及时协商解决措施。

26.4 In the event the Lender or the Borrower is unable to perform this Contract due to force majeure, the affected party shall promptly inform the other party and take effective measures to mitigate its losses. The affected party shall provide to the other party details of such force majeure event and evidences certifying the occurrence and effects of such force majeure issued by relevant governmental authority within five Business Days following the occurrence thereof. The Lender and the Borrower shall forthwith consult each other any resolution thereof.

第二十七条 合同的完整和合同条款的独立性

Article 27　Entire Contract and Severability

对本合同的任何补充、修订或变更应以书面形式进行。本合同的各项书面补充、修订或变更，为本合同的组成部分，与本合同具有同等法律效力。

Any supplements, amendments or alterations of this Contract shall be made in writing. Any written supplements, amendments or alterations of this Contract shall constitute integral parts of this Contract with equal legal effect.

本合同条款具有独立性，本合同的任何条款无效、违法或无法执行，不影响本合同其他条款的效力。

The provision herein is independent. The invalidity, illegality or unenforceability of any clause herein will not affect the validity of other clauses herein.

第二十八条 保密

Article 28　Confidentiality

未经借款人、贷款人双方同意，其中任何一方不得向第三方透露本合同的内容。

Neither party may disclose contents of this Contract to any third party without mutual consents by the Borrower and the Lender.

任何一方因行使本合同项下权利而获悉对方商业秘密的，该方应负有保密义务。未经对方同意，不得向第三方透露。

Either party shall keep confidential all the trade secret of the other party that it become aware of in its exercise of the rights hereunder and shall not disclose the same to any third party without the consent of the other party.

但双方有权进行以下任何一项披露:

However, either party has the right to disclose under any of the following circumstances:

1、披露已为公众所知的该等信息;

(i) The information to be disclosed is already known to the public;

2、为诉讼或者仲裁需要而披露该等信息;

(ii) Disclosure of the information is required by a litigation or arbitration;

3、根据法律的要求在必要的范围内披露该等信息;

(iii) To disclose the information within limited scope as required by law;

4、依照政府、金融、税务或其他行政机关或者上市的证券交易所的强制性要求披露该等信息（包括但不限于美国证券交易委员会）;

(iv) To disclose the information in accordance with the compulsory requirements of the government, finance, tax or other governmental agencies or stock exchanges where its securities are listed (including, without limitation, the US Securities and Exchange Commission);

5、向其董事、管理人员、员工或专业顾问(包括但不限于律师,审计师等)披露该等信息，但应确保被披露方已经向贷款人承诺遵守本合同项下的保密义务;

(v) To disclose the information to its directors, officers, employees or professional counsels (including but not limited to lawyers, auditors etc), provided that the receiving party shall have committed to the Lender to be bound by the confidentiality obligations herein;

6、贷款人向已经或可能受让其在本合同项下的贷款承诺额或贷款余额的金融机构披露该等信息。

(vi) The Lender discloses the information to financial institutes which are or may become assignee of the Commitment or Loan Balance herein.

第二十九条 通知

Article 29 Notices

一、根据本合同做出的任何通知应以书面形式进行。

29.1 Any notice under this Contract shall be in writing.

二、根据本合同做出的任何通知应按本合同约定的以下方式发送至本合同首部所列明的各方地址：

29.2 Any notice under this Contract shall be delivered to the addresses of the parties as first written above through the following methods hereof:

1、通过专人递送;

(i) personal delivery;

2、通过预付邮资的挂号信(附回执);

(ii) prepaid registered mail with return receipt;

3、通过特快专递;

(iii) Express Mail Service;

4、通过传真。

(iv) Fax.

三、本合同各方一致同意，根据本合同做出的任何通知在满足下列条件时视为已经由收件方收到：

29.3 The parties hereto agree that any notice under this Contract shall be deemed as being received by the receiving party when the following conditions are met:

1、通过特快专递或专人递送的，于对方工作人员签收之日视为送达对方；

29.3.1 If through Express Mail Service or personal delivery, the notice shall be deemed as delivered to the counter party when the staff of the counter party signing in;

2、通过预付邮资的挂号信(附回执)递送的，于回执签收之日视为送达对方；

29.3.2 If through prepaid registered mail with return receipt, the notice shall be deemed as delivered to the counter party when the return receipt is signed;

3、通过传真传送的，于收到传真报告时视为送达对方。

29.3.2 If through fax, the notice shall be deemed as delivered to the counter party when receiving the fax report.

四、本合同首部所列明的通讯地址发生变更，变更方应在变更后48小时内书面通知对方。因一方变更前述通讯地址而未及时通知对方，造成通知等文件无法送达的，因此造成的损失由变更方负责。

29.4 If there is any change in the communication addresses first written above, then the party whose address changes shall inform the other party in writing within 48 hours after such change. If any documents, such as notice, fail to be delivered due to such changes were not notified to the other party in a timely manner, then any losses caused by such failure shall be borne by the changing party.

第三十条 法律适用和争议的解决

Article 30　Governing Law and Dispute Resolution

本合同受中华人民共和国法律管辖并按中华人民共和国法律解释。

This Contract shall be governed and interpreted by the laws of the People's Republic of China.

一、借款人和贷款人在本合同履行中发生的争议，由双方协商解决；若双方无法在三十（30）日内协商解决的，应提交至中国国际经济贸易仲裁委员会("仲裁委员会")，依据该仲裁委员会届时有效的仲裁规则在北京通过仲裁解决争议。

30.1 Any disputes arising out of the performance of this Contract between the Borrower and the Lender shall be resolved through negotiation by the parties hereto; if such disputes cannot be resolved through negotiation within thirty days, then any party may file an arbitration regarding such disputes to the China International Economic and Trade Arbitration Commission ("CIETAC") in Beijing in accordance with its arbitral rules then effective.

二、仲裁庭应由三(3)名仲裁员组成。每一方可委派一名具相关的专业背景及此类争议解决经验的人士担任仲裁员。如果一方未能在接到仲裁委员会通知之日起十五（15）日内委派一名仲裁员，则该仲裁员应由仲裁委员会指定。由双方选定的贰(2)名仲裁员商定第三名仲裁员，此人应担任首席仲裁员。如果双方选定的两名仲裁员未能在被申请人收到仲裁通知之日起十五（15）日内商定第三名仲裁员，则第三名仲裁员应由仲裁委员会指定。

30.2 The arbitral tribunal shall consist of three arbitrators. Each party may appoint one arbitrator with relevant professional background and experiences relating to this dispute. If any party fails to appoint such an arbitrator within fifteen days after receiving notice from CIETAC, then such arbitrator shall be appointed by the CIETAC. The two arbitrators appointed by the parties shall mutually appoint a third arbitrator as the chief arbitrator. If the two arbitrators appointed by the parties fail to appoint a third arbitrator within fifteen days following the respondent's receipt of an arbitration notice, then such arbitrator shall be appointed by the CIETAC.

三、仲裁应以中文进行。

30.3 The arbitral proceedings shall be conducted in Chinese.

四、仲裁裁决是终局的，对借款人和贷款人均具有约束力。

30.4 The arbitral award shall be final, and equally binding upon the Borrower and the Lender.

第三十一条 其他事项

Article 31 Miscellaneous

一、本合同未尽事宜，由借款人和贷款人协商处理，或者按国家有关法律、法规的规定办理。

31.1 Any matters not provided for in this Contract shall be conducted by the Borrower and the Lender through consultations or handled in accordance with relevant national laws and regulations.

二、本合同以中英文书写，中英文文本具有同等效力，如有不一致以中文文本为准;

31.2 This Contract shall be written in Chinese and English, which shall be equally authentic. If there is any discrepancy between the two languages, then the Chinese version shall prevail;

三、本合同正本一式 捌 份，借款人、贷款人各执一份;副本一式 陆 份，借款人 贰 份，贷款人 肆 份。

31.3 This Contract shall be executed in eight originals, with the Borrower and Lender each holding one original; and in six duplicates, with the Borrower holding two duplicates and Lender holding four duplicates.

第三十二条 合同的生效

Article 32 Effectiveness of this Contract

本合同自借款人、贷款人双方签字盖章之日起生效。

This Contract shall come into force when it is signed and stamped by the Borrower and Lender.

附件 1 提款申请书

Annex 1 Drawdown Request

<p style="text-align:center">提款申请书</p>

<p style="text-align:center">Drawdown request</p>

<p style="text-align:right">（编号：　　　）(No.:　)</p>

国家开发银行股份有限公司：

China Development Bank Corporation:

根据我公司与贵行于 2013 年 8 月　日签订的外汇贷款合同（合同编号：1510201301100000242）（下称"**贷款合同**"），我公司不可撤销地向贵行申请以下提款：

In accordance with the Foreign Exchange Facility Contract signed by our company and your bank as of August [　　], 2013 (contract No.: 1510201301100000242) (hereinafter referred to as "Facility Contract"), our company hereby irrevocably apply with your bank for the following withdrawal:

□提款金额：　　　　　；

Withdrawal amount:

□提款日期（"**提款日**"）：　　年　月　日；

Withdrawal date ("Withdrawal Date"):

□提款用途：　　　　　；

Withdrawal usage:

□授权贵行在提款日将上述款项转入我公司在经办分行开

立的存款账户，账号为 　　　；

Authorize your bank to transfer the above-mentioned amount to our company's Deposit Account opened with the Lending Office on the Withdrawal Date. Account No.:

□我公司授权贵行在将本笔贷款资金存入我公司存款账户后，按如下《受托支付清单》将部分/全部（视情况而定）金额以受托支付方式支付给我公司指定的本项目付款代理人的银行账户，支付金额合计：

Our company authorizes your bank, after transferring this loan amount to our company's Deposit Account, to transfer all or part of the amount to bank account of the Pay Agent for the Project designated by our company in a way of Entrusted Payment by the Lender based on the following List of Entrusted Payment, in a total of:

受托支付清单

序号	付款日期	金额	收款人名称	收款银行	收款人账户	资金用途	项目合同
1							

List of Entrusted Payment

No.	Payment Date	Amount	Name of Payee	Receiving Bank	Account of Payee	Application	ProjectContract
1							

上述受托支付款项的支付依据包括：（在此填写随本提款申请书提交的各支持性文件的名称）。

The above-mentioned Entrusted Payment shall be made in accordance with:

我公司在此声明，我公司已满足贷款合同规定的全部提款前提条件，并且该合同项下未发生任何违约事件。上述提款将构成我公司对贵行的提款，我公司承担由此产生的债务。

Our company hereby represents that: our company has met all the conditions precedent to drawdown specified in the Facility Contact, and there is no breach under this Contract. The above-mentioned withdrawal shall constitute the withdrawal by our company from your bank, and our company shall undertake the debt arising from such withdrawal.

借款人：　　　　　（公章或合同专用章）

Borrower:

授权签字人：　　　　（签字）

Authorized representative:

日期：

Date:





借款人：Yongye International Limited
Borrower（永业国际有限公司）　　　　（公章或合同专用章）
(Official Seal or Contract Seal)

For and on behalf of
Yongye International Limited
永业国际有限公司

授权签字人：　　　　　　　　（签字）
(authorized representative)　　　　(signature)

Authorized Signature(s)

Date:　　年　　月　　日

贷款人：国家开发银行股份有限公司　　　（合同专用章）
Lender: China Development Bank Corporation　　(Contract Seal)

法定代表人：　　　　　　　　（签字）
(legal representative)　　　　(signature)
（或授权代理人）
(or Authorized Attorney)

Date:　　年　　月　　日

签约地点：内蒙古呼和浩特市
Signing place: Hohhot, Inner Mongolia